EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2017 and the most recently issued annual consolidated financial statements for the year ended December 31, 2016 ("Consolidated Financial Statements").

The Company has included certain non-GAAP financial measures, which the Company believes that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures included in this management discussion and analysis include:

•	cash costs per ounce of gold produced on a co-product and by-product basis;

•	cash costs per ounce of silver produced on a co-product and by-product basis;

•	co-product cash costs per pound of copper produced;

•	all-in sustaining costs per ounce of gold produced on a co-product and by-product basis;

•	all-in sustaining costs per ounce of silver produced on a co-product and by-product basis;

•	all-in sustaining co-product costs per pound of copper produced;

•	net debt;

•	net free cash flow;

•	average realized price per ounce of gold sold;

•	average realized price per ounce of silver sold; and

•	average realized price per pound of copper sold.

Definitions and reconciliations associated with the above metrics, can be found in Section 13: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements.

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources are included in this MD&A.

1.    CORE BUSINESS

Yamana Gold Inc. (TSX:YRI and NYSE:AUY) (the “Company” or “Yamana”) is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through existing operating mine expansions and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

Note 3(a): Significant Accounting Policies - Basis of Consolidation to the most recently audited Consolidated Annual Financial Statements lists Yamana’s significant subsidiaries with majority equity interest and its joint operation of the Canadian Malartic mine.  The Company does not have any material off-balance sheet arrangements, except as noted in Note 20: Contractual Commitments to the condensed consolidated interim financial statements.

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2.     HIGHLIGHTS

For the three months ended September 30, 2017 (unless otherwise noted)

The Company had a strong third quarter, both exceeding its plan for production, and achieving this at costs within its guided ranges. As anticipated, production increased quarter-over-quarter, with lower copper costs, and consequently higher cash flows over the second quarter of 2017.

In consideration of the strong production results through the end of the third quarter, full year production guidance relating to the Yamana mines was increased as follows:

Revised production guidance	Updated	Previous
Total gold production (ounces)	960,000	940,000
Total silver production (ounces)	5,000,000	4,740,000
Total copper production (lbs.) - Chapada	125,000,000	120,000,000

The revised guidance for gold production represents an increase of 40,000 ounces from the 920,000 ounces guided at the beginning of 2017. Cost guidance for cash costs and all-in-sustaining costs per unit produced, for all metals, is expected to be within the previously guided range.  For total cost of sales per unit, the Company expects to be within guidance for silver and copper, while gold is expected to be above guidance due to higher Depletion, Depreciation and Amortization ("DDA").

Sales and Production

•
Gold production in the third quarter from the Company's six producing mines ("Yamana mines") was 5% higher than the second quarter of 2017, higher than plan and in line with the same period in 2016. Gold production improved across most individual mines from the second quarter of 2017.

•	Silver production in the third quarter was 8% higher than the second quarter of 2017, higher than plan and 10% lower than the same period in 2016.

•	Copper production in the third quarter was 27% higher than the second quarter of 2017, higher than plan and 25% higher than the same period in 2016.

For the three months ended September 30,	2017	2016	% change
Gold
Sales - Yamana mines (ounces)	256,359	248,773	3%
Sales - Consolidated (ounces)	299,588	296,330	1%
Production - Yamana mines (ounces)	257,455	259,505	(1)%
Production - attributable (ounces) (i)	281,315	305,580	(8)%
Revenue per ounce	$1,264	$1,327	(5)%
Average realized price per ounce (ii)	$1,278	$1,337	(4)%
Silver
Sales (ounces)	1,574,943	1,544,478	2%
Production (ounces)	1,431,211	1,592,526	(10)%
Revenue per ounce	$16.64	$19.47	(15)%
Average realized price per ounce (ii)	$16.66	$19.53	(15)%
Copper
Sales (millions of pounds)	36.5	22.1	65%
Production (millions of pounds)	37.1	29.6	25%
Revenue per pound	$2.43	$1.86	31%
Average realized price per pound (ii)	$2.89	$2.14	35%

(i)
Attributable production includes production from Yamana mines in addition to production commensurate to the Company's interest in Brio Gold, which for the third quarter of 2017 was a weighted average of 55.6% (2016 - 100%).

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(ii)
A cautionary note regarding non-GAAP financial measures is included in Section 13: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this Management’s Discussion and Analysis.

Costs

•
All gold cost metrics on a per ounce basis for Yamana mines were lower than or in line with the comparative period of 2016 and in the case of co-product cash costs and AISC, within the guided ranges. This is despite the foreign exchange effect of the appreciation of the Brazilian Real, Chilean Peso and Canadian Dollar. AISC were also lower in part due to lower sustaining capital expenditures and mine development during the quarter. These activities are expected to continue to be caught up in the remainder of the year although it is anticipated that total sustaining capital expenditures will be below guidance.

•
All silver cost metrics on a per ounce basis were lower than the comparative period of 2016 except for co-product cash costs. Total cost of sales per ounce was positively impacted by the increase in sales quantities, while cash costs per ounce were impacted by lower ounces produced. In general, underlying costs decreased despite the appreciation of the Chilean Peso. All silver cost metrics on a per ounce basis were within the previously guided ranges and lower in the case of AISC.

•	All copper cost metrics on a per pound basis were lower than the third quarter of 2016, the second quarter of 2017 and plan.

•
In relation to the recently reintroduced by-product metrics, the Company had a noteworthy by-product credit in the third quarter impacted by Chapada’s copper production and sales from record throughput.

For the three months ended September 30,	2017	2016	% change
Gold
Total cost of sales per ounce sold - Yamana mines (i)	$999	$1,023	(2)%
Total cost of sales per ounce sold - Consolidated (i)	$1,022	$1,038	(2)%
Co-product cash costs per ounce produced - Yamana mines (ii)	$672	$671	—%
Co-product cash costs per ounce produced - Attributable (ii)	$689	$692	—%
Co-product AISC per ounce produced - Yamana mines (ii)	$874	$936	(7)%
AISC per ounce produced - Attributable (ii)	$905	$965	(6)%
Silver
Total cost of sales per ounce sold (i)	$14.15	$15.36	(8)%
Co-product cash costs per ounce produced (ii)	$10.53	$9.79	8%
Co-product AISC per ounce produced (ii)	$13.70	$13.79	(1)%
Copper
Total cost of sales per pound sold at Chapada (i)	$1.62	$1.90	(15)%
Chapada co-product cash costs per pound produced (ii)	$1.35	$1.60	(16)%
Chapada AISC per pound produced (ii)	$1.44	$2.15	(33)%

For the three months ended September 30,	2017	2016	% change
By-product cash costs per gold ounce produced - Yamana mines (ii)(iii)	$496	$665	(25)%
By-product AISC per gold ounce produced - Yamana mines (ii)(iii)	$729	$998	(27)%
By-product cash costs per silver ounce produced (ii)(iii)	$8.64	$9.78	(12)%
By-product AISC per silver ounce produced (ii)(iii)	$12.24	$14.73	(17)%

(i)	Total cost of sales consists of the sum of cost of sales excluding DDA plus DDA.

(ii)
A cautionary note regarding non-GAAP financial measures is included in Section 13: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this Management’s Discussion and Analysis.

(iii)	Comparatives have been restated to conform to the change in presentation adopted in the current period.

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Financial Results

•
Net earnings from continuing operations, attributable to Yamana Gold Inc. equityholders, for the three months ended September 30, 2017 was $43.5 million or $0.05 per share basic and diluted, compared to net loss of $2.1 million or $0.0 per share basic and diluted for the three months ended September 30, 2016.

•
Net earnings and net earnings per share for the third quarter of 2017 were affected by, among other things, the following non-cash or other items that management believes are not reflective of the performance of the underlying operations, which may be used to adjust or reconcile input models in consensus estimates:

For the three months ended September 30,	2017		2016
(In millions of US Dollars; unless otherwise noted)	$	Per share	$	Per share
Non-cash unrealized foreign exchange losses	11.5	0.01	5.4	0.01
Share-based payments/mark-to-market of deferred share units	3.4	—	(1.1)	—
Mark-to-market on derivative contracts	(0.1)	—	6.1	0.01
Mark-to-market on investment and other assets	0.3	—	8.7	0.01
Revision in estimates and liabilities including contingencies	(3.2)	—	1.7	—
Other provisions, write-downs and adjustments (i)	(27.6)	(0.03)	10.6	0.01
Non-cash tax unrealized foreign exchange losses	0.5	—	2.0	—
Income tax effect of adjustments	1.8	—	(14.3)	(0.02)
Total adjustments - increase/(decrease) to net earnings/loss and net earnings/loss per share (ii)	(13.4)	(0.01)	19.1	0.02

(i)	The balance includes, among other things, the reversal of certain provisions such as tax credits and legal contingencies.

(ii)
Net earnings from continuing operations, attributable to Yamana Gold Inc. equityholders, would be adjusted by a decrease of $16.1 million (2016- $nil), while an increase of $2.7 million (2016- $nil) would adjust the earnings attributable to non-controlling interests.

•
Revenue for the three months ended September 30, 2017, increased from the prior-year comparative period as a result of 35% higher copper prices and higher metal sales quantities. Gold, silver and copper sales were higher compared to the same period of 2016 by 1%, 2% and 65%, respectively.

•
Cost of sales excluding DDA for the third quarter was higher than that of the same period in 2016 as a result of higher sales quantities and stronger Brazilian Real, Chilean Peso and Canadian Dollar exchange rates relative to the US Dollar.

•	DDA expense was lower than the comparative period despite higher sales quantities. This is due to lower asset book value at El Peñón, following the impairment taken as at December 31, 2016.

For the three months ended September 30,	2017	2016	% change
Financial Results
Revenue from continuing operations	$493.4	$464.3	6%
Cost of sales excluding DDA	$(279.0)	$(261.2)	7%
DDA	$(108.0)	$(112.1)	(4)%
Mine operating earnings	$106.4	$91.0	17%

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Balance Sheet and Liquidity (i)

•	As at September 30, 2017, excluding Brio Gold, the Company had cash and cash equivalents of $115.7 million and available credit of $768.2 million, for total liquidity of approximately $883.9 million.

•
Cash flows from operating activities and Net Free Cash Flow (a non-GAAP financial measure, see Section 13: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements) are presented below. The Company significantly improved its Net Free Cash Flow, noting that the net change in working capital for Yamana mines was an approximate $19.0 million inflow.

For the three months ended September 30, (In millions of US Dollars; unless otherwise noted)	2017	2016
Cash flows from operating activities before income taxes and net change in working capital (ii)	$171.5	$176.2
Income taxes paid	(5.2)	(3.2)
Payments made related to the Brazilian tax matters	(30.5)	—
Cash flows from operating activities before net change in working capital (ii)	$135.8	$173.0
Net change in working capital	14.0	5.6
Cash flows from operating activities	$149.8	$178.6
Add: Payments made related to the Brazilian tax matters	30.5	—
Add: Other cash payments	6.0	—
Less: Non-discretionary items related to the current period
Sustaining capital expenditures	(50.1)	(83.3)
Interest and finance expenses paid	(19.2)	(17.0)
Net free cash flow (i)	117.0	78.3

(i)	For further information on the Company's liquidity and cash flow position, refer to Section 8: Liquidity, Capital Resources and Contractual Commitments of this MD&A.

(ii)
A cautionary note regarding non-GAAP financial measures and additional line items or subtotals in financial statements is included in Section 13: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this Management’s Discussion and Analysis.

Additional liquidity and capital information is as follows:

For the three months ended September 30, (In millions of US Dollars; unless otherwise noted)	2017	2016	% change
Dividend per share (declared and paid)	$0.005	$0.005	—%
Weighted average number of shares outstanding
Basic (in thousands)	948,254	947,590	—%
Diluted (in thousands)	948,830	947,590	—%
Capital Expenditures
Sustaining	$50.1	$83.3	(40)%
Expansionary	86.5	37.8	129%
Exploration	22.9	22.7	1%
Total capital expenditures	$159.5	$143.8	11%

Construction and Development, Strategic Developments and Optimization Initiatives

•	Cerro Moro, Argentina - As at the end of September 2017, construction progress at Cerro Moro is outlined as follows:

◦
Construction remains on schedule for completion in the first quarter of 2018, with the primary drivers for progress this quarter being structural and mechanical erection and the completion of the Tailings Storage Facility which are all progressing according to plan.

◦	Piping and electrical installation contractors were mobilized during the third quarter and are progressing according to schedule.

◦
The main activities planned for next quarter are to complete the structural erection, continue with mechanical installation, and ramp up on the piping and electrical works. The project will also initiate the control, communications and architectural works.

◦	Underground development of 673 metres has been completed to the end of the third quarter, in line with schedule on the total 992 metres planned for 2017, with transition to operations having occurred.

◦	The Company has filled positions for senior mine and plant management and the process of recruiting the operational workforce is progressing well.

◦
Of the $233 million planned to be spent in 2017 and 2018, $178 million is planned to be spent in the current year. Expenditures of $123 million so far up to the end of the third quarter are on budget, leaving approximately $55 million to be spent in the fourth quarter.

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Next milestones ahead of commercial production are:

◦	Mechanical completion of key process plant facilities by the end of the year, dove-tailing with the plan to progressively hand-over these and subsequent systems for commissioning in early 2018.

◦	Commissioning is on track for completion by the end of the first quarter of 2018, with the ramp-up to commence thereafter.

•
Kirkland Lake, Canada - The Company has a 50% interest in Kirkland Lake where the evaluation of the development and exploration assets (including Upper Beaver) has been completed.  The evaluation used several existing studies as the basis for its value assessment, including Upper Beaver’s pre-feasibility study, conceptual plans for Upper Canada, Amalgamated Kirkland and Anoki-McBean, as well as determination of the significant upside potential from other exploration target areas.  The results of the review reveal that the Upper Beaver deposit provides a large component of the overall value and supports construction of a common central processing plant for treatment of the other deposits owned by the partnership.  The study shows the potential for a standalone operation, with consolidated production from these deposits in excess of 250,000 ounces per year at attractive cash costs. In order to realize the value from this asset base, the Company and its partner, Agnico Eagle, had evaluated potential strategic alternatives including the possible sale of 100% of the Kirkland Lake property portfolio. Following a successful price discovery process, which surfaced values well in excess of what the Company believes the market is ascribing to the jointly owned Kirkland Lake assets, and recent positive exploration results, the partnership has now elected to suspend monetization initiatives and move forward with further studies on the exploration and development opportunities at Kirkland Lake. The Company expects an updated mineral resource estimate to be completed on the Upper Canada deposit by the end of 2017.

•
Suruca, Brazil - The Company continues advancing development efforts at the Suruca oxides project, however, now with the additional consideration of recent drill results at Suruca Southwest and Suruca Sulphide (located underneath the oxide deposit).  The Company is assessing the synergy of a broader Suruca complex, and expects to complete studies for a comprehensive opportunity in 2018.  Consequently, this may lead to a lower capital spend in 2018 on the oxide-only project.

•
Canadian Malartic, Canada - The Canadian Malartic Extension Project is continuing according to plan and all key Certificates of Authorization ("CAs") have been obtained. The road bypass is complete and the bridge that would allow off-road mining equipment to cross the highway is on schedule to be completed by the end of the fourth quarter, as planned. Expansionary expenditures for the road deviation and mine extension of approximately US$10 to $16 million (on a 50% basis) have been brought forward from 2018.

•
Agua Rica, Argentina - The Company has completed initial studies relating to a smaller scale underground sub-level caving operation that would minimize upfront capital expenditures while maintaining longer term optionality to increase the scale of the mining operation.  The underground sub-level caving scenario assumes capital costs substantially below estimates in the feasibility study for a larger open pit operation and at operating costs that would be in the bottom quartile of comparable copper projects.  This approach also assumes a much smaller scale underground operation and is consistent with existing environmental regulations.  The smaller scale development scenario contemplates a fully stand-alone operation that would not require the use of any Minera Alumbrera infrastructure.  The Company is committed to working with stakeholders as it continues to assess this as well as other development scenarios and remains committed to advancing the project.   A feasibility study relating to the sub-level scenario will follow for completion by either just the Company or, depending on the strategic alternatives, in conjunction with one or more partners. The Company has retained two financial advisers to advise on potential strategic alternatives that consider both the underground and open pit development options, with the goal of finding the right third party or partner to advance the project towards development.

Brazilian Tax Matters

As previously disclosed, the Company elected in the third quarter to participate in a program to settle all significant outstanding income tax assessments in Brazil and all income tax assessments relating to the Company’s Chapada mine.  This commercial resolution creates immediate financial certainty during a time of political volatility and economic reform in country.  In coming to the decision to participate, the Company balanced the significant value creation opportunities at Chapada with the costs and risks involved in continued litigation, which could hinder or delay such opportunities.  Also contributing to the Company’s decision is that access to governance by judicial courts has limitations, including the financial burden imposed on those who take their disputes through the courts, which requires a bond or other collateral to be posted.  The Company believes these financial resources, along with management’s time and effort, are better allocated to value-creating opportunities.  The judicial process in Brazil may require years to resolve, often as long as a decade, during which legal fees escalate and interest accrues.

On October 25, 2017, the program was formally enacted into law, substantially in the form passed by the legislature. The final program is a mix of the original provisional measure suggested by the executive branch and the proposed amendments by certain members of the legislative branch.  The Company has paid $30.5 million year to date, and has allocated three payments of approximately $14.7 million each (R$48.4

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million) by end of year.  The final program creates an option to either pay one lump sum next year or much smaller installment payments per year for approximately twelve years.   The Company has elected to proceed with the installment payments option, as a result of which the Company will pay $8.6 million per year (R$27.6 million) for the stipulated period.   A loss will be recorded in the fourth quarter income statement, based on the aforementioned amounts already paid and to be paid this year, the present value of future payments and certain permitted deductions.

Exploration

The Company's exploration programs continue with the focus of mineral resource discovery and mineral reserve replacement and growth at all mines. For exploration updates for the third quarter, refer to Section 6: Operating Mines and Section 7: Construction, Development and Exploration of this MD&A. For a more comprehensive exploration update, readers are encouraged to refer to the press release dated September 25, 2017.

3.    OUTLOOK AND STRATEGY

Over the years, the Company has grown through phases of strategic acquisitions to upgrade its portfolio and by pursuing organic growth to increase production and cash flow. The Company is currently in an organic growth phase, whereby it is focusing on numerous internal value generating opportunities.

The Company’s current key objectives include:
•Delivering operational results and execution, and advancing near-term and ongoing optimizations at Yamana’s six producing mines;
•Advancing Cerro Moro to mechanical completion through the remainder of 2017 and production in early 2018, with the ramp-up to commence thereafter;
•Advancing the Company’s organic pipeline through exploration targeted on the most prospective properties, including:

◦	Significant potential at Chapada, Minera Florida, Canadian Malartic with Odyssey, Cerro Moro and Gualcamayo as a result of new discoveries at each site, and

◦	Further delineation and infill drilling at Minera Florida, El Peñón, Chapada, and Jacobina with the objective to increase mine life and to deliver potential for production increases;
•Continuing balance sheet and financial performance improvements;

•	Improving the efficiency of all operations, including the successful completion of El Peñón's transformation and a focus on development and exploration efforts at Minera Florida;

•	Increase overall mineral reserves and mineral resources, and

•	Evaluating monetization initiatives, which may include the sale of non-strategic assets or other optionality within the portfolio.

The Company has made significant progress against all of these objectives through the end of the third quarter. Underpinned by the strong performance in the current quarter, full year production expectations and guidance relating to the Yamana mines was increased as follows:

Revised Production Guidance	Updated	Previous
Total gold production (ounces)	960,000	940,000
Total silver production (ounces)	5,000,000	4,740,000
Total copper production (lbs.) - Chapada	125,000,000	120,000,000

The revised guidance for gold production represents an increase of 40,000 ounces from the 920,000 ounces guided at the beginning of 2017. Cost guidance for cash costs and all-in-sustaining costs per unit produced, for all metals, is expected to be within the previously guided range.  For total cost of sales per unit, the Company expects to be within guidance for silver and copper, while gold is expected to be above guidance due to higher DDA.

The Company is expecting gold production growth of approximately 15% over the 2017-2019 period and silver production growth of approximately 200% over the same period with the bulk of the growth in silver coming from Cerro Moro.

Consistent with the above objectives, the Company continues to evaluate its medium-term development opportunities. The Company foresees that after the completion of Cerro Moro, Suruca and the Canadian Malartic Extension, there will be a significant reduction in expansionary capital as these medium-term development opportunities continue to advance.  With the expected reduction in capital spending and increase in production as existing projects are completed, the Company expects to generate significant increases in cash flow and net free cash flow beginning in 2018.

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The Company remains committed to maintaining financial flexibility and strengthening the balance sheet through increasing cash flows from growing production at lower costs. The Company is re-evaluating its efforts on certain monetization initiatives as it analyzes its non-strategic assets and pursues opportunities for value increases.

The Company's debt maturity profile remains very manageable and well positioned, especially in the short- to medium-term. The Company continues to target a leverage ratio of 1.5 or better, which it believes to be prudent financial policy and planning. The Company maintains ample liquidity and is well positioned for the remaining expansionary capital for Cerro Moro. Price protection efforts initiated during the quarter help underpin cash flows through the Cerro Moro construction period.

With the expected step change in cash flow beginning in 2018, as a result of the planned completion of Cerro Moro, the Company anticipates the resumption of net debt reduction.

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4.             SUMMARY OF FINANCIAL AND OPERATING STATISTICS

4.1    Financial Statistics

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars; unless otherwise noted)	2017	2016	2017	2016
Revenue	$493.4	$464.3	$1,325.0	$1,303.3
Cost of sales excluding depletion, depreciation and amortization	(279.0)	(261.2)	(778.0)	(744.9)
Gross margin excluding depletion, depreciation and amortization	$214.4	$203.1	$547.0	$558.4
Depletion, depreciation and amortization	(108.0)	(112.1)	(325.9)	(334.0)
Mine operating earnings	$106.4	$91.0	$221.1	$224.4
Other expenses and income (i)	(45.1)	(62.4)	(201.0)	(133.5)
Earnings before income taxes	$61.3	$8.9	$20.1	$90.9
Income tax (expense)/recovery	(23.0)	(11.0)	(24.6)	55.7
Net earnings/(loss) from continuing operations	$38.3	$(2.1)	$(4.5)	$66.5
Net loss from discontinued operations	—	(9.7)	—	(5.0)
Net earnings/(loss)	$38.3	$(11.8)	$(4.5)	$61.5
Earnings per share from continuing operations (ii) - basic and diluted	$0.05	$—	$—	$0.07
Earnings/(loss) per share - basic and diluted	$0.04	$(0.01)	$—	$0.06
Dividends declared per share	$0.005	$0.005	$0.015	$0.025
Dividends paid per share	$0.005	$0.005	$0.015	$0.015
Weighted average number of common shares outstanding - basic (in thousands)	948,254	947,590	948,092	947,374
Weighted average number of common shares outstanding - diluted (in thousands)	948,830	947,590	948,092	947,953

(i)
For the three months ended September 30, 2017, other expenses and income represent the aggregate of the following expenses: general and administrative of $28.5 million (2016 - $24.8 million), exploration and evaluation of $4.9 million (2016 - $3.8 million), other recoveries of $26.9 million (2016 - $13.8 million) and net finance expense of $38.6 million (2016 - $39.7 million).

(ii)	Attributable to Yamana Gold Inc. equityholders.

Net earnings and net earnings per share were affected by, among other things, the following non-cash and certain items that may not be reflective of current and ongoing operations. The Company refers to the following items which may be used to adjust or reconcile input models in consensus estimates. Those items are denoted as (increases) or decreases to net earnings/(loss) and net earnings/(loss) per share in the following table:

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars; unless otherwise noted)	2017	2016	2017	2016
Non-cash on unrealized foreign exchange losses	$11.5	$5.4	$16.1	$24.9
Share-based payments/mark-to-market of deferred share units	3.4	(1.1)	9.1	16.6
Mark-to-market on derivative contracts	(0.1)	6.1	4.6	0.4
Mark-to-market on investment and other assets	0.3	8.7	3.0	(11.2)
Revision in estimates and liabilities including contingencies	(3.2)	1.7	(2.6)	9.1
Other provisions, write-downs and adjustments (i)	(27.6)	10.6	2.0	9.9
Non-cash tax unrealized foreign exchange losses/(gains)	0.5	2.0	1.5	(70.8)
Income tax effect of adjustments	1.8	(14.3)	(5.3)	(6.9)
Total adjustments - increase/(decrease) to net earnings(ii)	$(13.4)	$19.1	$28.4	$(28.0)
Total adjustments - increase/(decrease) to net earnings per share	$(0.01)	$0.02	$0.03	$(0.03)

(i)	The balance includes, among other things, the reversal of certain provisions such as tax credits and legal contingencies.

(ii)
For the three months ended September 30, 2017, net earnings from continuing operations, attributable to Yamana Gold Inc. equityholders, were impacted by a decrease of $16.1 million (2016- $nil), while an increase of $2.7 million (2016- $nil) relates to non-controlling interests. For the nine months ended September 30, 2017, net earnings from continuing operations, attributable to Yamana Gold Inc. equityholders, were impacted by an increase of $22.9 million (2016- $nil), while an increase of $5.5 million (2016- $nil) relates to non-controlling interests.

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The following table lists revenue per ounce or pound sold, average realized prices and average market prices:

	For the three months ended September 30,			For the nine months ended September 30,
	2017	2016		2017	2016
Gold
Revenue per ounce of gold	$1,264	$1,327	(5)%	$1,243	$1,256	(1)%
Average realized gold price per ounce (i)(ii)	$1,278	$1,337	(4)%	$1,256	$1,266	(1)%
Average market gold price per ounce (iii)	$1,278	$1,335	(4)%	$1,251	$1,260	(1)%
Silver
Revenue per ounce of silver	$16.64	$19.47	(15)%	$16.89	$16.94	—%
Average realized silver price per ounce (i)(ii)	$16.66	$19.53	(15)%	$16.92	$17.00	—%
Average market silver price per ounce (iii)	$16.84	$19.61	(14)%	$17.16	$17.12	—%
Copper
Revenue per pound of copper	$2.43	$1.86	31%	$2.36	$1.89	25%
Average realized copper price per pound (i)(ii)	$2.89	$2.14	35%	$2.69	$2.13	26%
Average market copper price per pound (iii)	$2.88	$2.17	33%	$2.70	$2.15	26%

(i)
A cautionary note regarding non-GAAP financial measures and their respective reconciliations, as well as additional line items or subtotals in financial statements are included in Section 13: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this Management's Discussion and Analysis.

(ii)	Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.

(iii)	Source of information: Bloomberg.

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4.2    Operating Statistics

For the three months ended September 30,	2017	2016		2017	2016
Ounces of production	Gold		% change	Silver		% change
Chapada	38,782	28,605	36%	68,280	69,266	(1)%
El Peñón	44,466	53,875	(17)%	1,088,921	1,435,986	(24)%
Canadian Malartic (i)	82,097	76,427	7%	—	—	—%
Gualcamayo	34,183	42,558	(20)%	—	—	—%
Minera Florida	23,089	28,714	(20)%	274,010	87,274	214%
Jacobina	34,838	29,326	19%	—	—	—%
Total production, Yamana mines	257,455	259,505	(1)%	1,431,211	1,592,526	(10)%
Brio Gold (attributable to the Company) (ii)	23,860	46,075	(48)%	—	—	—%
Total production, attributable to the Company	281,315	305,580	(8)%	1,431,211	1,592,526	(10)%
Brio Gold (attributable to non-controlling interest)	19,053	—	n/a	—	—	n/a
Total production (v)	300,368	305,580	(2)%	1,431,211	1,592,526	(10)%
Cost of sales excluding DDA per ounce sold, Yamana mines	$678	$688	(1)%	$10.12	$10.01	1%
Cost of sales excluding DDA per ounce sold	$713	$709	1%	$10.12	$10.01	1%
DDA per ounce sold, Yamana mines	$320	$336	(5)%	$4.03	$5.35	(25)%
DDA per ounce sold	$309	$329	(6)%	$4.03	$5.35	(25)%
Total cost of sales per ounce sold (vii)
Chapada	$321	$538	(40)%	$21.15	$8.55	147%
El Peñón	$1,194	$1,071	11%	$14.41	$15.51	(7)%
Canadian Malartic (i)	$983	$1,040	(5)%	$—	$—	—%
Gualcamayo	$1,329	$1,021	30%	$—	$—	—%
Minera Florida	$1,211	$1,032	17%	$12.24	$13.96	(12)%
Jacobina	$1,055	$1,167	(10)%	$—	$—	—%
Total cost of sales per ounce sold, Yamana mines (vii)	$999	$1,023	(2)%	$14.15	$15.36	(8)%
Brio Gold (ii)	$1,159	$1,112	4%	$—	$—	—%
Total cost of sales per ounce sold (vii)	$1,022	$1,038	(2)%	$14.15	$15.36	(8)%
Co-product cash costs per ounce produced (iv)
Chapada	$254	$353	(28)%	$2.95	$3.09	(5)%
El Peñón	$821	$727	13%	$11.02	$10.11	9%
Canadian Malartic (i)	$577	$613	(6)%	$—	$—	—%
Gualcamayo	$1,088	$828	31%	$—	$—	—%
Minera Florida	$777	$699	11%	$10.46	$9.73	8%
Jacobina	$693	$771	(10)%	$—	$—	—%
Co-product cash costs per ounce produced, Yamana mines (iv)	$672	$671	—%	$10.53	$9.79	8%
Brio Gold (ii)	$876	$813	8%	$—	$—	—%
Co-product cash costs per ounce produced, attributable (iv)	$689	$692	—%	$10.53	$9.79	8%
By-product cash costs per ounce produced, Yamana mines (iv)	$496	$665	(25)%	$8.64	$9.78	(12)%
Co-product AISC per ounce produced, Yamana mines (iv)	$874	$936	(7)%	$13.70	$13.79	(1)%
By-product AISC per ounce produced, Yamana mines (iv)	$729	$998	(27)%	$12.24	$14.73	(17)%
AISC per ounce produced, attributable (iv)	$905	$965	(6)%	$13.70	$13.79	(1)%
Concentrate production				2017	2016
Chapada concentrate production (tonnes)				70,090	43,720	60%
Chapada copper contained in concentrate production (millions of lbs)				37.1	29.6	25%
Cost of sales excluding DDA per copper pound sold				$1.37	$1.62	(15)%
DDA per copper pound sold				$0.26	$0.28	(7)%
Total cost of sales per copper pound sold				$1.63	$1.91	(15)%
Chapada co-product cash costs per pound of copper produced (iv)				$1.35	$1.60	(16)%
Chapada AISC per pound of copper produced (iv)				$1.44	$2.15	(33)%
Sales included in revenue				2017	2016
Gold (ounces)				299,588	296,330	1%
Silver (ounces)				1,574,943	1,544,478	2%
Chapada concentrate (tonnes)				74,394	47,604	56%
Chapada payable copper contained in concentrate (millions of lbs)				36.5	22.1	65%

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For the nine months ended September 30,	2017	2016		2017	2016
Ounces of production	Gold		% change	Silver		% change
Chapada	83,274	66,944	24%	181,228	181,424	—%
El Peñón	121,108	164,445	(26)%	3,229,915	4,566,466	(29)%
Canadian Malartic (i)	235,988	222,543	6%	—	—	—%
Gualcamayo	109,274	119,425	(8)%	—	—	—%
Minera Florida	66,825	78,637	(15)%	422,575	334,310	26%
Jacobina	101,240	88,298	15%	—	—	—%
Total production, Yamana mines	717,709	740,292	(3)%	3,833,718	5,082,200	(25)%
Brio Gold (attributable to the Company) (iii)	96,577	139,184	(31)%	—	—	—%
Total production, attributable to the Company	814,286	879,476	(7)%	3,833,718	5,082,200	(25)%
Brio Gold (attributable to non-controlling interest)	41,099	—	n/a	—	—	n/a
Total production (vi)	855,385	879,476	(3)%	3,833,718	5,082,200	(25)%
Cost of sales excluding DDA per ounce sold, Yamana mines	$691	$673	3%	$10.16	$8.76	16%
Cost of sales excluding DDA per ounce sold	$719	$679	6%	$10.16	$8.76	16%
DDA per ounce sold, Yamana mines	$354	$341	4%	$4.26	$4.69	(9)%
DDA per ounce sold	$340	$333	2%	$4.26	$4.69	(9)%
Total cost of sales per ounce sold (vii)
Chapada	$411	$661	(38)%	$8.25	$8.82	(6)%
El Peñón	$1,094	$993	10%	$14.56	$13.36	9%
Canadian Malartic (i)	$1,001	$1,015	(1)%	$—	$—	—%
Gualcamayo	$1,350	$1,071	26%	$—	$—	—%
Minera Florida	$1,266	$1,085	17%	$13.78	$14.24	(3)%
Jacobina	$1,067	$1,055	1%	$—	$—	—%
Total cost of sales per ounce sold, Yamana mines (vii)	$1,045	$1,014	3%	$14.41	$13.45	7%
Brio Gold (iii)	$1,130	$996	13%	$—	$—	—%
Total cost of sales per ounce sold (vii)	$1,059	$1,011	5%	$14.41	$13.45	7%
Co-product cash costs per ounce produced (iv)
Chapada	$353	$410	(14)%	$3.43	$3.21	7%
El Peñón	$766	$665	15%	$10.66	$8.74	22%
Canadian Malartic (i)	$558	$597	(7)%	$—	$—	—%
Gualcamayo	$963	$819	18%	$—	$—	—%
Minera Florida	$828	$736	13%	$11.06	$9.69	14%
Jacobina	$700	$674	4%	$—	$—	—%
Co-product cash costs per ounce produced, Yamana mines (iv)	$676	$655	3%	$10.36	$8.60	20%
Brio Gold (iii)	$858	$714	20%	$—	$—	—%
Co-product cash costs per ounce produced, attributable (iv)	$699	$665	5%	$10.36	$8.60	20%
By-product cash costs per ounce produced, Yamana mines (iv)	$566	$632	(10)%	$8.93	$8.31	7%
Co-product AISC per ounce produced, Yamana mines (iv)	$884	$899	(2)%	$13.96	$12.06	16%
By-product AISC per ounce produced, Yamana mines (iv)	$816	$934	(13)%	$13.14	$12.39	6%
AISC per ounce produced, attributable (iv)	$913	$905	1%	$13.96	$12.06	16%
Concentrate production				2017	2016
Chapada concentrate production (tonnes)				176,022	147,958	19%
Chapada copper contained in concentrate production (millions of lbs)				92.7	78.7	18%
Cost of sales excluding DDA per copper pound sold				$1.51	$1.62	(7)%
DDA per copper pound sold				$0.25	$0.33	(24)%
Total cost of sales per copper pound sold				$1.76	$1.95	(10)%
Chapada co-product cash costs per pound of copper produced (ii)				$1.55	$1.64	(5)%
Chapada AISC per pound of copper produced (ii)				$1.77	$2.13	(17)%
Sales included in revenue				2017	2016
Gold (ounces)				845,691	864,071	(2)%
Silver (ounces)				4,043,957	4,985,004	(19)%
Chapada concentrate (tonnes)				177,662	148,703	19%
Chapada payable copper contained in concentrate (millions of lbs)				86.9	70.7	23%

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(i)	The Company holds a 50% interest in Canadian Malartic.

(ii)
For the three months ended September 30, 2017, Pilar, Fazenda Brasileiro, RDM and C1 Santa Luz are held within Brio Gold. Currently, C1 Santa Luz is on care and maintenance. Gold production for the period: Pilar 19,045 ounces (2016 - 20,237 ounces), Fazenda Brasileiro 15,915 ounces (2016 - 17,211 ounces), RDM 7,953 ounces (2016 - 8,628 ounces).

(iii)
For the nine months ended September 30, 2017, Pilar, Fazenda Brasileiro, RDM and C1 Santa Luz are held within Brio Gold. Currently, C1 Santa Luz is on care and maintenance. Gold production for the period: Pilar 59,816 ounces (2016 - 64,891 ounces), Fazenda Brasileiro 44,879 ounces (2016 - 52,608 ounces), RDM 32,981 ounces (2016 - 21,686 ounces). RDM was acquired on April 29, 2016.

(iv)
A cautionary note regarding non-GAAP financial measures is included in Section 13: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this Management’s Discussion and Analysis.

(v)	Excludes the Company's 12.5% equity interest in Alumbrera. Gold production at Alumbrera for the third quarter was 6,570 ounces (2016 - 8,015 ounces).

(vi)	Excludes the Company's 12.5% equity interest in Alumbrera. Gold production at Alumbrera for the first nine months was 18,692 ounces (2016 - 23,111 ounces).

(vii)	Total cost of sales consists of cost of sales excluding DDA plus DDA.

5.    OVERVIEW OF RESULTS

5.1    Overview of Financial Results

For the three months ended September 30, 2017

Net earnings from continuing operations, attributable to Yamana Gold Inc. equityholders, for the three months ended September 30, 2017 was $43.5 million or $0.05 per share basic and diluted, compared to net loss of $2.1 million or $0.0 per share basic and diluted for the three months ended September 30, 2016. Higher revenue, lower DDA expense were partly offset by higher cost of sales mainly due to the appreciation of some of the foreign currencies in which the Company has exposure.

Revenue for the three months ended September 30, 2017 was $493.4 million, compared to $464.3 million in the same period in 2016, as a result of 35% higher copper prices and higher metal sales quantities. Gold, silver and copper sales were higher compared to the same period of 2016 by 1%, 2% and 65%, respectively.

Revenue for the quarter was comprised of the following:

For the three months ended September 30,	2017				2016
	Quantity Sold		Revenue per ounce/pound	Revenue (in millions of US Dollars)	Revenue (in millions of US Dollars)
Gold (i)	299,588	oz	$1,264	$378.6	$393.1
Silver	1,574,943	oz	$16.64	26.2	30.1
Copper (i)	36,496,657	lbs	$2.43	88.6	41.1
Revenue				$493.4	$464.3

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For the three months ended September 30,	2017				2016
	Quantity Sold		Average Realized Price	Revenue (in millions of US Dollars)	Revenue (in millions of US Dollars)
Gold (i)	299,588	oz	$1,278	$382.8	$396.1

Silver	1,512,476	oz	$16.84	25.5	29.8
Silver subject to metal sales agreement (ii)	62,467	oz	$12.39	0.8	0.3
	1,574,943	oz	$16.66

Copper (i)	34,788,003	lbs	$2.93	102.0	45.0
Copper subject to metal sales agreement (ii)	1,708,654	lbs	$2.04	3.5	2.2
	36,496,657	lbs	$2.89
Gross revenue				$514.6	$473.4
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				(11.5)	(6.9)
- Sales taxes				(5.0)	(4.1)
- Metal price adjustments related to concentrate revenue				(4.8)	2.0
- Other adjustments				0.1	(0.1)
Revenue				$493.4	$464.3

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Balances represent the metals sold under the metal sales agreement with Sandstorm Gold Inc. and Altius Minerals Corp. in respect of the period including deferred revenue amortized of $2.4 million.

Cost of sales excluding DDA for the three months ended September 30, 2017 was $279.0 million, compared to $261.2 million for the same period in 2016. Cost of sales excluding DDA for the quarter was higher than that of the same period in 2016 as a result of higher sales quantities and stronger Brazilian Real, Chilean Peso and Canadian Dollar exchange rates relative to the US Dollar. The impact of the Brazilian real appreciation was partially mitigated by the hedging strategy that the Company has in place. Three months ended September 30, 2016 include a $2.5 million charge to adjust inventory to net realizable value with no current period comparative.

The following table provides a reconciliation of the cost of sales per ounce of gold/ silver, pound of copper sold to the total cost of sales for the quarter:

For the three months ended September 30,	2017				2016
	Commercial Gold/Silver ounces, pounds of Copper sold		Cost of Sales per Gold/Silver ounce, pound of Copper sold	Total (in millions of US Dollars)	Total (in millions of US Dollars)
Chapada — Gold	39,793	oz	$321	$12.8	$10.6
Chapada — Silver	12,311	oz	$21.15	0.3	0.2
Chapada — Copper	36,496,657	lbs	$1.62	59.1	41.9
El Peñón — Gold	47,921	oz	$1,194	57.2	57.9
El Peñón — Silver	1,234,996	oz	$14.41	17.8	21.9
Gualcamayo — Gold	32,945	oz	$1,329	43.8	43.6
Canadian Malartic — Gold (50% interest)	78,436	oz	$983	77.1	78.6
Minera Florida — Gold	22,195	oz	$1,211	26.9	29.1
Minera Florida — Silver	265,169	oz	$12.24	3.2	1.5
Jacobina — Gold	35,069	oz	$1,055	37.0	33.3
Brio Gold - Gold	43,228	oz	$1,159	50.1	52.9
Corporate office & other				1.7	1.8
Total cost of sales (ii)				$387.0	$373.3
Cost of sales excluding depletion, depreciation and amortization (ii)				$279.0	$261.2
Depletion, depreciation and amortization (ii)				108.0	112.1
Total cost of sales (ii)				$387.0	$373.3

| 14

The following table provides a reconciliation of the co-product cash cost (a non-GAAP financial measure, see Section 13: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements) to the total cost of sales excluding DDA for the quarter:

For the three months ended September 30,	2017				2016
	Gold/Silver ounces or Copper pounds produced		Co-Product Cash Costs per unit produced	Total (in millions of US Dollars)	Total (in millions of US Dollars)
Chapada — Gold	38,782	oz	$254	$9.9	$10.1
Chapada — Silver	68,280	oz	$2.95	$0.2	$0.2
Chapada — Copper	37,050,747	lbs	$1.35	$50.0	$47.4
El Peñón — Gold	44,466	oz	$821	$36.5	$39.2
El Peñón — Silver	1,088,921	oz	$11.02	$12.0	$14.5
Gualcamayo — Gold	34,183	oz	$1,088	$37.2	$35.2
Canadian Malartic — Gold (50% interest)	82,097	oz	$577	$47.4	$46.9
Minera Florida — Gold	23,089	oz	$777	$17.9	$20.1
Minera Florida — Silver	274,010	oz	$10.46	$2.9	$0.8
Jacobina — Gold	34,838	oz	$693	$24.1	$22.6
Brio Gold - Gold	42,913	oz	$875	37.5	37.4
Co-product cash cost of metal produced (i)				$275.6	$274.4
Add (deduct):
- Inventory movements and adjustments				11.4	(9.5)
- Treatment and refining charges of gold and copper concentrate				(11.5)	(6.9)
- Commercial and other costs				0.3	1.3
- Overseas freight for Chapada concentrate				3.2	1.9
Cost of sales excluding depletion, depreciation and amortization				$279.0	$261.2
Depreciation, depletion and amortization				$108.0	$112.1
Total cost of sales (ii)				$387.0	$373.3

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this Management’s Discussion and Analysis.

(ii)	Total cost of sales consists of cost of sales excluding DDA plus DDA.

Gross margin excluding DDA for the three months ended September 30, 2017 was $214.4 million, compared to $203.1 million in the same period of 2016, which resulted from an increase in revenue of $29.1 million, partly offset by higher cost of sales excluding DDA as a result of higher copper sales.

DDA expense for the three months ended September 30, 2017 was $108.0 million, compared to $112.1 million for the same period of 2016. DDA expense was lower than the comparative period despite higher sales quantities. This is due to lower asset book value at El Peñón, following the impairment taken as at December 31, 2016.

Other expenses and income include general and administrative, exploration and evaluation, other expenses and net finance expense totalling $45.1 million for the three months ended September 30, 2017, compared to $62.4 million for the same period in 2016:

•
General and administrative expenses were $28.5 million, compared to $24.8 million for the same period in 2016. Excluding Brio Gold and stock based expenses, general and administrative expenses were $21.5 million, compared to $20.8 million for the same period in 2016. The Company is on track to meet guidance for the year.

•	Exploration and evaluation expenses were $4.9 million, compared to $3.8 million for the same period in 2016. This is in-line with the Company's expectations for the period.

•
Other recoveries were $26.9 million, compared to an expense of $13.8 million for the same period of 2016. The change is driven by the reversal of certain provisions such as tax credits and legal contingencies, and prior year mark-to-market losses with no current period comparatives.

•	Net finance expense was $38.6 million, compared to $39.7 million for the same period in 2016. Slightly lower net finance expense is mainly due to the offsetting impact of:

◦	A $7.3 million increase in non-cash unrealized foreign exchange loss in the period;

| 15

◦	An increase of $1.8 million in accretion expense offset by lower other financing fees; and

◦	A decrease of $7 million in unrealized losses on derivatives due to a loss in the prior year compared to a $0.1 million gain in the current year;

Income tax expense for the three months ended September 30, 2017 was $23.0 million, compared to $11.0 million for the same period in 2016.  Higher income tax expense in the period as a result of higher earnings before tax.

For the nine months ended September 30, 2017

Net earnings from continuing operations, attributable to Yamana Gold Inc. equityholders, for the nine months ended September 30, 2017 were $2.5 million or $0.0 per share basic and diluted, compared to net earnings from continuing operations of $64.3 million or $0.07 per share basic and diluted for the nine months ended September 30, 2016.

Earnings for the period were predominantly lower due to an increase in income tax expense. Income tax expense for the nine months ended September 30, 2017 was $24.6 million, compared to an income tax recovery of $55.7 million for the same period in 2016. Income tax expense for the period includes a $1.7 million unrealized foreign exchange losses in tax, compared to a $70.8 million unrealized foreign exchange gains in tax for the same period in 2016.

Revenue for the nine months ended September 30, 2017 was $1,325.0 million, compared to $1,303.3 million in the same period in 2016 as result of 23% higher copper sales quantities and 26% higher copper prices compared to the comparative period. This was offset by lower gold and silver sales quantities of 2% and 19% respectively. Realized gold price for the current period was also lower by 1% and silver realized price remained relatively flat compared to the comparative period.

Revenue for the period was comprised of the following:

For the nine months ended September 30,	2017				2016
	Quantity Sold		Revenue per ounce/pound	Revenue (in millions of US Dollars)	Revenue (in millions of US Dollars)
Gold (i)	845,691	oz	$1,243	$1,051.4	$1,085.1
Silver	4,043,957	oz	$16.89	68.3	84.4
Copper (i)	86,880,259	lbs	$2.36	205.3	133.8
Revenue				$1,325.0	$1,303.3

For the nine months ended September 30,	2017				2016
	Quantity Sold		Average Realized Price	Revenue (in millions of US Dollars)	Revenue (in millions of US Dollars)
Gold (i)	845,691	oz	$1,256	$1,062.3	$1,093.7

Silver	3,861,911	oz	$17.11	66.1	83.4
Silver subject to metal sales agreement (ii)	182,046	oz	$12.84	2.3	1.3
	4,043,957	oz	$16.92

Copper (i)	80,787,702	lbs	$2.74	221.6	146.0
Copper subject to metal sales agreement (ii)	6,092,557	lbs	$1.98	12.0	4.4
	86,880,259	lbs	$2.69
Gross revenue				$1,364.3	$1,328.8
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				(27.3)	(21.9)
- Sales taxes				(13.0)	(11.6)
- Metal price adjustments related to concentrate revenue				0.4	7.8
- Other adjustments				0.6	0.2
Revenue				$1,325.0	$1,303.3

(i)	Includes payable copper and gold contained in concentrate.

| 16

(ii)	Balances represent the metals sold under the metal sales agreement with Sandstorm Gold Inc. and Altius Minerals Corp. in respect of the period including deferred revenue amortized of $9 million.
Cost of sales excluding DDA for the nine months ended September 30, 2017 was $778.0 million, compared to $744.9 million for the same period in 2016. Cost of sales excluding DDA for the period was higher than that of the same period in 2016 as a result of a stronger Brazilian Real and Chilean Peso, higher copper sales quantities, offset by lower gold and silver sales quantities. The following table provides a reconciliation of the cost of sales per ounce of gold/ silver, pound of copper sold to the total cost of sales for the period:

For the nine months ended September 30,	2017				2016
	Commercial Gold/Silver ounces, pounds of Copper sold		Cost of Sales per Gold/Silver ounce, pound of Copper sold	Total (in millions of US Dollars)	Total (in millions of US Dollars)
Chapada — Gold	80,516	oz	$411	$33.1	$34.2
Chapada — Silver	81,918	oz	$8.25	0.7	0.6
Chapada — Copper	86,880,259	lbs	$1.75	152.0	137.2
El Peñón — Gold	124,194	oz	$1,094	135.9	163.6
El Peñón — Silver	3,355,296	oz	$14.56	48.9	61.1
Gualcamayo — Gold	109,376	oz	$1,350	147.7	130.4
Canadian Malartic — Gold (50% interest)	226,706	oz	$1,001	226.9	223.3
Minera Florida — Gold	67,374	oz	$1,266	85.3	83.4
Minera Florida — Silver	424,697	oz	$13.78	5.9	4.8
Jacobina — Gold	101,925	oz	$1,067	108.8	92.9
Brio Gold - Gold	135,600	oz	$1,130	153.2	140.4
Corporate office & other				3.5	7.0
Total cost of sales (ii)				$1,101.9	$1,078.9
Cost of sales excluding depletion, depreciation and amortization (ii)				$778.0	$744.9
Depletion, depreciation and amortization (ii)				325.9	334.0
Total cost of sales (ii)				$1,103.9	$1,078.9

| 17

The following table provides a reconciliation of the co-product cash cost (a non-GAAP financial measure, see Section 13: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements) to the total cost of sales excluding DDA for the quarter:

For the nine months ended September 30,	2017				2016
	Gold/Silver ounces or Copper pounds produced		Co-Product Cash Costs per unit produced	Total (in millions of US Dollars)	Total (in millions of US Dollars)
Chapada — Gold	83,274	oz	$353	$29.4	$27.5
Chapada — Silver	181,228	oz	$3.43	$0.6	$0.6
Chapada — Copper	92,666,833	lbs	$1.55	$143.5	$128.9
El Peñón — Gold	121,108	oz	$766	$92.8	$109.4
El Peñón — Silver	3,229,915	oz	$10.66	$34.3	$39.9
Gualcamayo — Gold	109,274	oz	$963	$105.2	$97.8
Canadian Malartic — Gold (50% interest)	235,988	oz	$558	$131.7	$132.8
Minera Florida — Gold	66,825	oz	$828	$55.2	$57.9
Minera Florida — Silver	422,575	oz	$11.06	$4.7	$3.2
Jacobina — Gold	101,240	oz	$700	$70.8	$59.5
Brio Gold - Gold	137,675	oz	$858	118.1	99.4
Co-product cash cost of metal produced (i)				$786.3	$756.9
Add (deduct):
- Inventory movements and adjustments				9.6	0.5
- Treatment and refining charges of gold and copper concentrate				(27.3)	(21.9)
- Commercial and other costs				1.1	3.4
- Overseas freight for Chapada concentrate				8.3	6.0
Cost of sales excluding depletion, depreciation and amortization				$778.0	$744.9
Depreciation, depletion and amortization				$325.9	$334.0
Total cost of sales (ii)				$1,103.9	$1,078.9

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this Management’s Discussion and Analysis.

(ii)	Total cost of sales consists of cost of sales excluding DDA plus DDA.

Gross margin excluding DDA for the period was $547.0 million, compared to $558.4 million in the same period of 2016, which resulted from an increase in revenue by $21.7 million and cost of sales excluding DDA increase of $33.1 million, for the aforementioned reasons.

DDA expense for the nine months ended September 30, 2017 was $325.9 million, compared to $334.0 million for the same period of 2016. DDA expense was lower than the comparative period due to lower gold and silver sales volume and lower DDA at El Peñón from a lower asset book value related to the impairment taken as at December 31, 2016, offset by higher copper sales volume.

Other expenses and income include general and administrative, exploration and evaluation, other expenses and net finance expense totalling $201.0 million for the nine months ended September 30, 2017, compared to $133.5 million for the same period in 2016:

•
General and administrative expenses were $79.7 million, compared to $70.3 million for the same period in 2016. Excluding Brio Gold and stock based expenses, general and administrative expenses were $60.4 million, compared to $58.4 million for the same period in 2016. The Company is on track to meet guidance for the year.

•
Exploration and evaluation expenses were $14.2 million, compared to $11.9 million for the same period in 2016. Higher exploration expense for the period was due to a slight increase in greenfield exploration for certain Canadian exploration projects in the second quarter and third quarter as well as additional generative exploration. The drill program was new in 2017, with no comparatives in the prior period.

•
Other expenses were $6.9 million, compared to $20.9 million for the same period of 2016. The change is driven by the reversal of certain provisions such as tax credits and legal contingencies, and mark-to-market losses of deferred share units related the prior year, offset by standby costs related to El Peñón's suspension of operations in early 2018 and prior period realized gains on AFS securities and warrants sales with no comparative in the current period.

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•	Net finance expense was $100.2 million, compared to $112.7 million for the same period in 2016. Lower net finance expense is due predominantly to:

◦	A decrease related to lower interest expense on long term debt. Interest on long term debt was $54.7 million compared to $59.2 million in the comparative period;

◦
A decrease in non-cash unrealized foreign exchange loss in the period. Non-cash unrealized foreign exchange loss in the period was $16.1 million, compared to $25 million for the comparative period of 2016.

Income tax expense for the nine months ended September 30, 2017 was $24.6 million, compared to an income tax recovery of $55.7 million for the same period in 2016. Income tax expense for the period includes a $1.7 million unrealized foreign exchange losses in tax, compared to a $70.8 million unrealized foreign exchange gains in tax for the same period in 2016.

5.2    Overview of Operating Results

For the three months ended September 30, 2017

The Company delivered another strong quarter and is well positioned to meet its production targets in 2017.

Attributable production was lower than the comparative period of 2016 as it includes production commensurate to the Company's interest in Brio Gold, which for the third quarter of 2017 was a weighted average of 55.6%, compared to 100% for 2016. Attributable production was 2% higher than the previous quarter in 2017.

Gold

Gold production from Yamana's mines was 257,455 ounces, compared to 259,505 ounces for the same period of 2016 and 244,608 ounces for the second quarter of 2017. Gold production attributable to the Company was 281,315 ounces, compared to 305,580 ounces produced in the third quarter of 2016, mainly due to reduced attributable production from Brio Gold. Individual mine quarterly results over the third quarter of 2016 included increases of 36% at Chapada, 7% at Canadian Malartic and 19% at Jacobina, and decreases of 17% at El Peñón, 20% at Gualcamayo, 20% at Minera Florida.

Increased processing rates and higher feed grades contributed to the production increase at Chapada, Canadian Malartic and Jacobina. Gold production at El Peñón was consistent with its new plan as the result of the right-sizing and optimization effort, amid improvements in feed grades and recovery rates. Lower year-over-year production, at Gualcamayo, was mainly due to lower feed grades and recovery rates, as anticipated by the mining sequencing. At Minera Florida, production was lower than the comparative period of 2016 due to lower processing rates as the Company focuses on executing transformational plans at Minera Florida to improve productivity.  The focus, at Minera Florida, is on improving dilution control, directing development and exploration efforts toward establishing a growth platform and optimizing the cost structure of the operation.

The following summarizes the total ounces of gold production by mine for the third quarter of 2017, relative to the comparative quarter in 2016:

-
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
90,000
Chapada
El Peñón
Canadian Malartic
Gualca-mayo
Minera Florida
Jacobina
Brio Gold (i)
Q3 2017
Q3 2016

All gold cost metrics on a per ounce basis for Yamana mines were lower than or in line with the comparative period of 2016 and in the case of co-product cash costs and AISC, within the guided ranges. This is despite the foreign exchange effect of the appreciation of the Brazilian Real,

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Chilean Peso and Canadian Dollar. AISC were also lower in part due to lower sustaining capital expenditures and mine development during the quarter. These activities are expected to continue to be caught up in the remainder of the year although it is anticipated that total sustaining capital expenditures will be below guidance.

The following charts summarize total cost of sales per ounce of gold sold by mine, and co-product AISC and the respective cash costs per ounce of gold produced components by mine for the third quarter of 2017, relative to the comparative quarter in 2016:

Total Cost of Sales                AISC and Co-product Cash Costs

$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Chapada
El Peñón
Canadian Malartic
Gualcamayo
Minera Florida
Jacobina
Brio
2017 Q3
2016 Q3

Silver

Third quarter silver production was 1,431,211 ounces, compared to the 1,592,526 ounces in the same quarter of 2016, however represented an increase of 8% from the second quarter of 2017 due to the mining of a higher grade area at Minera Florida, exceeding expectations.

All silver cost metrics on a per ounce basis were lower than the comparative period of 2016 except for co-product cash costs. Total cost of sales per ounce was positively impacted by the increase in sales quantities, while cash costs per ounce were impacted by lower ounces produced. In general, underlying costs decreased despite the appreciation of the Chilean Peso. All silver cost metrics on a per ounce basis were within the previously guided ranges and lower in the case of AISC.

Copper

Total copper production from Chapada for the third quarter of 2017 was 37.1 million pounds. This compares to 29.6 million pounds for the same period of 2016, representing an increase of 25%. From the second quarter of 2017, production went up 27% and exceeded plan.
All copper cost metrics on a per pound basis were lower than the third quarter of 2016, the second quarter of 2017 and plan. Cost decreases per pound of copper are due to higher metal production, higher grades and recovery rates in addition to the effects of cost control initiatives and stockpiling, partly offset by the result of appreciation of the Brazilian Real against the US Dollar. Additionally, co-product AISC decreased, in part due to lower sustaining capital expenditures and mine development during the quarter.

For the nine months ended September 30, 2017

The nine-month production of gold, silver and copper for Yamana mines in 2017 exceeded plan. Production of gold and silver was lower than the first nine months of 2016, as anticipated, while copper production was higher.

Gold

Gold production for Yamana mines was 814,286 ounces of gold, compared to 879,476 ounces for the same period of 2016. Gold production attributable to the Company was 855,385 ounces of gold, compared to 879,476 ounces of gold produced in the first nine months of 2016. Individual mine results in the first nine months compared to the same period of 2016 included decreases of 26% at El Peñón, 15% at Minera Florida, 8% at Gualcamayo and 31% of Brio Gold. These decreases were partly offset by increases of 24% at Chapada, 15% at Jacobina and 6% at Canadian Malartic.

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The following summarizes the total ounces of gold production by mine for the first nine months of 2017, relative to the comparative quarter in 2016:

-
50,000
100,000
150,000
200,000
250,000
Chapada
2017
2016
El Peñón
2017
2016
Canadian Malartic
2017
2016
Gualca-mayo
2017
2016
Minera Florida
2017
2016
Jacobina
2017
2016
Brio Gold (i)
2017
2016
Q1
Q2
Q3

All gold cost metrics on a per ounce basis for the Yamana mines were higher than the comparative period of 2016, except for AISC which were lower due to lower sustaining capital expenditures and mine development and metrics on a by-product basis due to higher copper sales. Development activities are expected to continue to be caught up in the remainder of the year although it is anticipated that it will be below guidance. Co-product cash costs and AISC were within the previously guided ranges despite the foreign exchange effect of the appreciation of the Brazilian Real and Chilean Peso.

The following charts summarize total cost of sales per ounce of gold sold by mine, and co-product AISC and the respective cash costs per ounce of gold produced components by mine for the first nine months of 2017, relative to the comparative period of 2016:

Total Cost of Sales                AISC and Co-product Cash Costs

$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Chapada
El Peñón
Canadian Malartic
Gualcamayo
Minera Florida
Jacobina
Brio
2017
2016

Silver

Silver production for the first nine months of 2017 was 3,833,718 ounces, compared to 5,082,200 ounces in the same period of 2016. Mine sequencing at certain locations continues to extract ore from areas with lower silver grades. Production exceeded plan for silver.

All silver cost metrics on a per ounce basis were higher than the comparative period of 2016 predominantly due to the appreciation of the Chilean Peso and lower ounces produced.

Copper

Total copper production from Chapada for the first nine months of 2017 was 92.7 million pounds, compared to 78.7 million pounds for the same period of 2016, representing an increase of 18%.

All copper cost metrics on a per pound basis were lower than the first nine months of 2016.

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6.    OPERATING MINES

CHAPADA, BRAZIL

	For the three months ended September 30,			For the nine months ended September 30,
Operating Statistics	2017	2016	% change	2017	2016	% change
Production
Concentrate (tonnes)	70,090	56,100	25%	176,022	147,958	19%
Gold contained in concentrate (ounces)	38,782	28,605	36%	83,274	66,944	24%
Silver contained in concentrate (ounces)	68,280	69,266	(1)%	181,228	181,424	—%
Copper contained in concentrate (millions of pounds)	37.1	29.6	25%	92.7	78.7	18%
Total cost of sales per gold ounce sold (ii)	$321	$538	(40)%	$411	$661	(38)%
Total cost of sales per silver ounce sold (ii)	$21.15	$8.55	147%	$8.25	$8.82	(6)%
Total cost of sales per pound of copper sold (ii)	$1.62	$1.90	(15)%	$1.75	$1.94	(10)%
Co-product cash costs per gold ounce produced (i)	$254	$353	(28)%	$353	$410	(14)%
Co-product cash costs per silver ounce produced (i)	$2.95	$3.09	(5)%	$3.43	$3.21	7%
Co-product cash costs per pound of copper produced (i)	$1.35	$1.60	(16)%	$1.55	$1.64	(5)%
All-in sustaining co-product costs per gold ounce produced (i)	$276	$494	(44)%	$411	$553	(26)%
All-in sustaining co-product costs per silver ounce produced (i)	$3.21	$4.28	(25)%	$3.98	$4.29	(7)%
All-in sustaining co-product costs per pound of copper produced (i)	$1.44	$2.15	(33)%	$1.77	$2.13	(17)%
Ore mined (tonnes)	10,820,182	5,233,630	107%	24,843,284	11,062,046	125%
Waste mined (tonnes)	9,582,182	7,602,666	26%	25,525,421	15,619,282	63%
Ore processed (tonnes)	5,915,598	5,195,354	14%	16,906,632	14,038,270	20%
Gold feed grade (g/t)	0.35	0.29	21%	0.28	0.27	4%
Copper feed grade (%)	0.35	0.33	6%	0.32	0.34	(6)%
Concentrate grade - gold (g/t)	17.21	15.86	9%	14.71	14.07	5%
Concentrate grade - copper (%)	23.98	23.97	—%	23.88	24.13	(1)%
Gold recovery rate (%)	58.9	59.8	(2)%	55.1	55.0	—%
Copper recovery rate (%)	82.3	78.0	6%	78.5	75.6	4%

Sales (ii)
Concentrate (tonnes)	74,394	47,604	56%	177,662	148,703	19%
Payable ounces contained in concentrate
Payable gold contained in concentrate (ounces)	39,793	19,772	101%	80,516	51,759	56%
Payable silver contained in concentrate (ounces)	12,311	26,074	(53)%	81,918	72,650	13%
Payable copper contained in concentrate (millions of pounds)	36.5	22.1	65%	86.9	70.7	23%
Treatment and refining charges of gold and copper concentrate (millions of $)	$(11.5)	$(6.9)	67%	$(27.3)	$(21.9)	25%
Metal price adjustments related to concentrate revenue (millions of $)	$(4.8)	$2.0	(340)%	$0.4	$7.8	(95)%

Depletion, depreciation and amortization
Per gold ounces sold	$55	$176	(69)%	$64	$193	(67)%
Per silver ounces sold	$3.65	$3.01	21%	$1.29	$2.84	(55)%
Per copper pound sold at Chapada	$0.25	$0.28	(11)%	$0.24	$0.32	(25)%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this Management’s Discussion and Analysis.

(ii)	Quantities sold include quantity adjustment on provisional and final invoice settlements.

Chapada delivered on expectations during the quarter and is well positioned to meet its production targets in 2017.

Production for the third quarter for both gold and copper continued the quarter-over-quarter increase in 2017 and exceeded plan.  Additionally, gold and copper production were higher than the third quarter of 2016 by 36% and 25%, respectively.  Strong gold and copper production was driven by a 14% increase in ore processed compared to the same period of last year.  Additionally, higher gold and copper grades are contributed from the additional ore from Corpo Sul.  The mining sequence called for extraction of additional waste and low grade ore in the first nine months

| 23

of 2017, in order to access higher grade ore from Corpo Sul and will add flexibility from higher stockpiles. This resulted in higher total tonnes mined in 2017 compared to 2016, while resulting in higher mill feed grades for both gold and copper. The stockpile provides leverage and optionality in periods of higher metal prices in particular for copper. Furthermore, given the established and growing near mine exploration and potential at Chapada, an evaluation of the opportunities for plant throughput increases will be pursued.

Late in September, the Company commenced commissioning of the cleaner circuit expansion. This is expected to be complete in the fourth quarter of 2017. Initial results are supportive of improvements to gold and copper recovery rates at the observed higher processing rates.

All per unit costs for gold and copper benefited from higher metal production.  Additionally, cost control initiatives offset the appreciation of the Brazilian Real against the US Dollar in the third quarter.

In the third quarter, the exploration program continued to focus on developing near mine targets Suruca SW, Suruca NE, Baru and Interpits, while exploring via soil sampling and initial drill testing district targets which include Formiga, Buriti, Agua Branca, Guara, Curiango, Santa Cruz SW and others. Drill results are in line with expectations for the near mine programs and are under review by the Company to determine next steps. Complete results from the district drilling program through the end of the third quarter are pending with some initial positive results. Both drill programs will continue into the fourth quarter.

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EL PEÑÓN, CHILE

	For the three months ended September 30,			For the nine months ended September 30,
Operating Statistics	2017	2016	% change	2017	2016	% change
Production
Gold production (ounces)	44,466	53,875	(17)%	121,108	164,445	(26)%
Silver production (ounces)	1,088,921	1,435,986	(24)%	3,229,915	4,566,466	(29)%
Total cost of sales per gold ounce sold	$1,194	$1,071	11%	$1,094	$993	10%
Total cost of sales per silver ounce sold	$14.41	$15.51	(7)%	$14.56	$13.36	9%
Co-product cash costs per gold ounce produced (i)	$821	$727	13%	$766	$665	15%
Co-product cash costs per silver ounce produced (i)	$11.02	$10.11	9%	$10.66	$8.74	22%
All-in sustaining co-product costs per gold ounce produced (i)	$972	$959	1%	$949	$873	9%
All-in sustaining co-product costs per silver ounce produced (i)	$13.07	$13.32	(2)%	$13.28	$11.47	16%
Ore mined (tonnes)	262,917	341,707	(23)%	738,000	970,605	(24)%
Ore processed (tonnes)	287,613	378,168	(24)%	785,473	1,062,409	(26)%
Gold feed grade (g/t)	5.05	4.69	8%	5.04	5.11	(1)%
Silver feed grade (g/t)	134.68	138.78	(3)%	147.24	155.45	(5)%
Gold recovery rate (%)	95.4	94.4	1%	95.4	94.3	1%
Silver recovery rate (%)	87.4	85.3	2%	86.8	86.0	1%

Sales
Gold Sales (ounces)	47,921	54,058	(11)%	124,194	164,764	(25)%
Silver Sales (ounces)	1,234,996	1,408,900	(12)%	3,355,296	4,576,730	(27)%

Depletion, depreciation and amortization
Per gold ounce sold	$329	$368	(11)%	$317	$342	(7)%
Per silver ounce sold	$3.93	$5.40	(27)%	$4.21	$4.63	(9)%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this Management’s Discussion and Analysis.

El Peñón continued quarter-over-quarter gold production increases in 2017. In consideration of the strong production results through the end of the third quarter, full year production results are expected to exceed guidance for both gold and silver.

Gold and silver production in the quarter reflects the successful right-sizing of the operation announced earlier in 2017 and subsequent optimization efforts.

During the quarter, all per unit costs, were negatively impacted by the appreciation of the Chilean Peso against the US Dollar, however, El Peñón continues to trend towards cost expectations for the year. Costs for September were the lowest of the quarter and show a positive trend that is expected to continue for the remainder of the year. Costs were impacted by a decision to increase development, to improve current year production while ensuring mine flexibility to support production going forward and into 2018. Additionally, costs were also impacted by the cost allocation methodology that considers quantities and prevalent market prices for gold and silver. During the quarter, the increase in gold prices and the mix of gold and silver production impacted AISC for gold by approximately $85 per ounce, while having a positive impact on the silver costs.

The El Peñón infill and exploration programs surpassed the budgeted metre goals during the third quarter while lowering per meter costs as the Company tracks well towards its resource upgrade goals for 2017. The Company will continue to test and upgrade known inferred mineral resources occurrences through the fourth quarter. Some of the unspent funding from the district budget will be applied to the near mine exploration program to define new targets for the 2018 program. Results for the quarter are considered positive and in line with expectations.

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CANADIAN MALARTIC (50% interest), CANADA

	For the three months ended September 30,			For the nine months ended September 30,
Operating Statistics	2017	2016	% change	2017	2016	% change
Production
Gold production (ounces)	82,097	76,427	7%	235,988	222,543	6%
Total cost of sales per gold ounce sold	$983	$1,040	(5)%	$1,001	$1,015	(1)%
Co-product cash costs per gold ounce produced (i)	$577	$613	(6)%	$558	$597	(7)%
All-in sustaining co-product costs per gold ounce produced (i)	$751	$774	(3)%	$710	$778	(9)%
Ore mined (tonnes)	2,937,582	2,569,251	14%	8,773,320	7,541,249	16%
Waste mined (tonnes)	5,563,240	5,394,586	3%	16,008,797	15,800,872	1%
Ore processed (tonnes)	2,527,844	2,483,516	2%	7,564,091	7,388,155	2%
Gold feed grade (g/t)	1.14	1.07	7%	1.09	1.05	4%
Gold recovery rate (%)	89.0	89.2	—%	88.9	89.4	(1)%

Sales
Gold Sales (ounces)	78,436	75,573	4%	226,706	219,965	3%

Depletion, depreciation and amortization
Per gold ounce sold	$392	$413	(5)%	$428	$411	4%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this Management’s Discussion and Analysis.

Canadian Malartic delivered another strong quarter and is well positioned to meet its production targets in 2017.

Production was higher than the comparative period of 2016 at lower costs, higher than plan and was positively impacted by higher processing rates and feed grade.

Co-product cash costs during the quarter remain within guidance range, are lower for AISC, and show improvement from the comparative period. The impact of higher year-over-year production was partly offset by the appreciation of the Canadian Dollar against the US Dollar.  AISC for the quarter were impacted by the timing of sustaining capital expenditures, predominately stripping, which are ramping up and being caught up in the second half of the year, as anticipated.

The Canadian Malartic Extension Project is continuing according to plan and all key Certificates of Authorization ("CAs") have been obtained. The road bypass is complete and the bridge that would allow off-road mining equipment to cross the highway is on schedule to be completed by the end of the fourth quarter, as planned. Expansionary expenditures for the road deviation and mine extension of approximately US$10 to $16 million (on a 50% basis) have been brought forward from 2018.

During the third quarter, at Odyssey, the Partnership continued to focus on tighter spaced drilling within the Porphyry 12 with the goal of defining contiguous shoots between the North and South Odyssey deposits. Drilling at Odyssey has identified multiple gold-bearing structural corridors in a variety of complex and intersecting structural orientations. Additionally, exploration programs are ongoing to evaluate a number of near-pit/underground targets and the potential to mine portions of the East Malartic deposit, which is located adjacent to, and east of, the Canadian Malartic mine. Additional work is underway to evaluate the continuity of these zones, which have the potential to provide new sources of ore for the Canadian Malartic mill. The internal zone grade shells for use in the year-end Inferred Mineral Resource estimation are being refined. An updated mineral resource estimate is scheduled for early 2018.

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GUALCAMAYO, ARGENTINA

	For the three months ended September 30,			For the nine months ended September 30,
Operating Statistics	2017	2016	% change	2017	2016	% change
Production
Gold production (ounces)	34,183	42,558	(20)%	109,274	119,425	(8)%
Total cost of sales per gold ounce sold	$1,329	$1,021	30%	$1,350	$1,071	26%
Co-product cash costs per gold ounce produced (i)	$1,088	$828	31%	$963	$819	18%
All-in sustaining co-product costs per gold ounce produced (i)	$1,138	$904	26%	$997	$862	16%
Ore mined (tonnes)	1,358,565	2,300,933	(41)%	4,614,696	6,578,450	(30)%
Waste mined (tonnes)	3,060,649	2,516,472	22%	9,696,511	7,598,316	28%
Ore processed (tonnes)	1,863,215	2,066,122	(10)%	5,441,392	5,941,265	(8)%
Gold feed grade (g/t)	0.91	1.15	(21)%	0.97	1.01	(4)%
Gold recovery rate (%)	53.9	57.2	(6)%	55.7	62.3	(11)%

Sales
Gold Sales (ounces)	32,945	42,658	(23)%	109,376	121,732	(10)%

Depletion, depreciation and amortization
Per gold ounce sold	$322	$235	37%	$375	$241	56%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this Management’s Discussion and Analysis.

Gualcamayo continues to be well positioned to meet its production target in 2017. Production in the fourth quarter is expected to be highest for the year as access to higher grade ore was re-established and began stacking in the third quarter, which should facilitate a return to expected recoveries.

The operation resumed normal mine sequencing in September as remediation of the localized pit wall failure experienced in the second quarter has been completed.  Lower year-over-year production was mainly due to lower feed grades and recovery rates, as anticipated by mine sequencing. In light of the remaining mine life of oxides, the Company has increased the exploration effort required to both increase the mine life and intensify evaluation of the significant potential in non-oxide ore bodies, including deep carbonates. Concurrently, the Company will also be undertaking an effort to right size the operation to reflect a more sustainable production base, better cost structure and more significant contribution to free cash flows and returns. This transformational plan is similar to the successful approach previously taken with El Peñón and Jacobina leading initially to less ounces of production, although at a higher quality.

All cost metrics were impacted by lower production and continued to be impacted by the events of the second quarter of 2017. In the previous quarter, the stockpile in the heap leach was required to be written down to break-even. As it takes approximately four to six months for ore placed on the heap leach to be completely processed and sold, the benefit of lower expected cash costs resulting from the planned increase in grades will be realized beginning in the fourth quarter and into 2018.

On the district exploration front, the Company began detailed geologic mapping and sampling west of the QDD main pit and Las Vacas occurrences. Particular attention is focused on defining the limits of the San Juan and Los Sapitos limestone horizons, structural disruption of these and other units, location of intrusive bodies and collecting geochemical data. The program has identified several very prospective targets with surface gold anomalies with greater than 3.0 g/t in carbonate cemented limestone breccia close to the current camp facilities and to the northwest. The fourth quarter exploration effort will be augmented, supporting the transformational plan, to develop drill-ready targets for the first quarter of 2018.

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MINERA FLORIDA, CHILE

	For the three months ended September 30,			For the nine months ended September 30,
Operating Statistics	2017	2016	% change	2017	2016	% change
Production
Gold production (ounces)	23,089	28,714	(20)%	66,825	78,637	(15)%
Silver production (ounces)	274,010	87,274	214%	422,575	334,310	26%
Total cost of sales per gold ounce sold	$1,211	$1,032	17%	$1,266	$1,085	17%
Total cost of sales per silver ounce sold	$12.24	$13.96	(12)%	$13.78	$14.24	(3)%
Co-product cash costs per gold ounce produced (i)	$777	$699	11%	$828	$736	13%
Co-product cash costs per silver ounce produced (i)	$10.46	$9.73	8%	$11.06	$9.69	14%
All-in sustaining co-product costs per gold ounce produced (i)	$1,038	$954	9%	$1,118	$940	19%
All-in sustaining co-product costs per silver ounce produced (i)	$14.12	$13.26	6%	$15.07	$12.22	23%
Ore mined (tonnes)	228,426	222,680	3%	581,082	671,896	(14)%
Ore processed (tonnes)	235,455	456,673	(48)%	804,446	1,274,490	(37)%
Gold feed grade (g/t)	3.40	2.28	49%	2.93	2.31	27%
Silver feed grade (g/t)	55.16	11.11	396%	26.52	14.42	84%
Gold recovery rate (%)	89.7	81.9	10%	88.1	82.0	7%
Silver recovery rate (%)	65.6	50.1	31%	61.6	54.5	13%

Sales
Gold Sales (ounces)	22,195	28,220	(21)%	67,374	76,879	(12)%
Silver Sales (ounces)	265,169	109,504	142%	424,697	335,624	27%

Depletion, depreciation and amortization
Per gold ounce sold	$404	$313	29%	$425	$351	21%
Per silver ounce sold	$4.13	$4.23	(2)%	$4.58	$4.55	1%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this Management’s Discussion and Analysis.

Minera Florida gold production has been below expectation through the first nine months, whereas silver production has exceeded full year guidance through the end of the third quarter. In consideration of these production results through the end of the third quarter, full year production expectations and guidance relating to Minera Florida is now expected to be below plan.

During the quarter, production was lower than the comparative period of 2016 resulting from lower processing rates largely due to the termination of the tailings treatment earlier in 2017.  Production increased compared to the previous quarter, driven by an increase in mining rate, with July ore mined being a record.  These results are aligned with the transformational strategy for Minera Florida with a focus to improve productivity, dilution, grades, recoveries and operating costs. Concurrently, the Company is directing development and exploration efforts towards establishing a growth platform for the future with the strategic target of 130,000 ounces of gold per year.  Silver production, which doubled quarter-over-quarter, was positively impacted by mining from a high silver grade zone as per the mine sequence.

All per unit costs for gold were impacted by the lower production as fixed costs and DDA were allocated over a smaller number of ounces.  The appreciation of the Chilean Peso against the US Dollar in the quarter, compared to the same quarter in 2016, also negatively affected cost performance. All per unit costs for gold are lower than the previous quarter, a trend expected to continue into the fourth quarter as evidenced by September co-product cash costs of $692 per ounce of gold and AISC on a co-product basis of $929 per ounce of gold.

The infill and mine exploration programs are on track to accomplish the mineral reserve and mineral resource replacement goals for the year. Minera Florida has secured the permitting for the extension of the Hornitos tunnel. Access to the Las Pataguas mineral bodies via existing workings is expected to be completed in early 2018 with initiation of stope development later in the second quarter of 2018. Planning for an accelerated 2018 exploration program is underway to discover and develop new mineral resources that can be quickly converted to mineral reserve status during 2018.

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JACOBINA, BRAZIL

	For the three months ended September 30,			For the nine months ended September 30,
Operating Statistics	2017	2016	% change	2017	2016	% change
Production
Gold production (ounces)	34,838	29,326	19%	101,240	88,298	15%
Total cost of sales per gold ounce sold	$1,055	$1,167	(10)%	$1,067	$1,055	1%
Co-product cash costs per gold ounce produced (i)	$693	$771	(10)%	$700	$674	4%
All-in sustaining co-product costs per gold ounce produced (i)	$852	$1,201	(29)%	$854	$989	(14)%
Ore mined (tonnes)	510,421	454,905	12%	1,476,538	1,324,019	12%
Ore processed (tonnes)	498,794	449,937	11%	1,468,737	1,328,915	11%
Gold feed grade (g/t)	2.27	2.11	8%	2.23	2.16	3%
Gold recovery rate (%)	95.8	96.0	—	96.1	95.8	—%

Sales
Gold Sales (ounces)	35,069	28,492	23%	101,925	88,084	16%
Depletion, depreciation and amortization
Per gold ounce sold	$357	$298	20%	$355	$317	12%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this Management’s Discussion and Analysis.

Jacobina had a strong third quarter. In consideration of the strong production results through the end of the third quarter, full year production results are expected to exceed guidance at below guided costs.

Production exceeded 32,000 ounces of gold for the fourth consecutive quarter, which demonstrates the sustainability of the improved results delivered at the operation.  Processing rate and feed grade continue to benefit from improvements in operating efficiency. Development efforts remain well advanced with approximately 8 to 10 months of developed mining inventory, thereby allowing for flexibility in the mine plan. Furthermore, as has been the case throughout 2017, productivity and cost gains have afforded Jacobina the opportunity to source mineralization that is proximal to existing workings and development but outside the reserve block. Presently, 15% to 20% of Jacobina’s mill feed is being sourced from areas outside mineral reserves thereby providing increased upside optionality for the mine.

The improved operating efficiency, higher production, in addition to cost containment initiatives are positively impacting costs, although the appreciation of the Brazilian Real against the US Dollar in the third quarter offset some of the improvement compared to prior periods.  AISC decreased by 29% compared to the third quarter of 2016 as sustaining capital expenditures in the quarter were lower than prior year as a result of the more efficient mining and the rationalization of other capital production costs.

Down dip extensions of the productive ore bodies at Morro do Vento identified in prior exploration drill campaigns are separated from the productive ore bodies by vertical, north-south post mineral dikes. These mineralized reef extensions remain open to depth and extend along strike for at least two kilometres. Construction of an exploration drill tunnel is in progress to provide proper drill stations to define and develop this mineralization. Revised mining methods at Jacobina are being evaluated to unlock previously un-mined mineralization between development levels at João Belo. The cumulative programs at Morro do Vento Leste and João Belo are expected to be the focus of mineral resource and mineral reserve growth beginning in 2018.

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BRIO GOLD, BRAZIL

	For the three months ended September 30,			For the nine months ended September 30,
Operating Statistics	2017	2016	% change	2017	2016	% change
Production
Total gold production from Brio Gold mines (ounces)	42,913	46,075	(7)%	137,676	139,184	(1)%
Attributable to Yamana (ounces) (i)	23,860	46,075	(48)%	96,577	139,184	(31)%
Attributable to non-controlling interest (ounces)	19,053	—	n/a	41,099	—	n/a

Total cost of sales per gold ounce sold	$1,159	$1,112	4%	$1,130	$996	13%
Co-product cash costs per gold ounce produced (ii)	$876	$813	8%	$858	$714	20%
All-in sustaining co-product costs per gold ounce produced (ii)	$1,228	$1,130	9%	$1,119	$940	19%

Sales
Gold sales (ounces)	43,228	47,557	(9)%	135,600	140,887	(4)%

(i)
Attributable production is determined on a weighted-average basis with respect to ownership of Brio Gold common shares during the periods, which for the third quarter of 2017 was a weighted average of 55.6% (2016 - 100%).

(ii)
A cautionary note regarding non-GAAP financial measures is included in Section 13: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this Management’s Discussion and Analysis.

The Company owns 62.5 million common shares of Brio Gold, representing in the aggregate approximately 55.6% of the issued and outstanding Brio Gold common shares or approximately 52.8% on a fully diluted basis. Brio Gold operates completely independently. The Company believes that Brio Gold continues to offer substantial investment value.

Production in the third quarter of 2017 was lower than the comparative period of 2016. All cost metrics on a per ounce of gold basis were impacted by a strengthening Brazilian Real against the US Dollar, higher throughput costs and lower production.

Brio Gold’s third quarter exploration program continued as planned with drilling mostly focused on in-mine development areas at Fazenda Brasileiro and Pilar, with some off-mine exploration, with positive results received to date. The results for a drilling program completed at C1 Santa Luz earlier this year were incorporated into a feasibility study in the quarter and demonstrated a larger mineral reserve.

7.    CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

The following highlights key updates during the third quarter of 2017, in respect to certain of the Company's development projects.

Cerro Moro, Argentina

As at the end of September 2017, construction progress at Cerro Moro is outlined as follows:

•
Construction remains on schedule for completion in the first quarter of 2018, with the primary drivers for progress this quarter being structural and mechanical erection and the completion of the Tailings Storage Facility which are all progressing according to plan.

•	Piping and electrical installation contractors were mobilized during the third quarter and are progressing according to schedule.

•
The main activities planned for next quarter are to complete the structural erection, continue with mechanical installation, and ramp up on the piping and electrical works. The project will also initiate the control, communications and architectural works.

•	Underground development of 673 metres has been completed to the end of the third quarter, in line with schedule on the total 992 metres planned for 2017, with transition to operations having occurred.

•	The Company has filled positions for senior mine and plant management and the process of recruiting the operational workforce is progressing well.

•
Of the $233 million planned to be spent in 2017 and 2018, $178 million is planned to be spent in the current year. Expenditures of $123 million so far up to the end of the third quarter are on budget, leaving approximately $55 million to be spent in the fourth quarter.

Next milestones ahead of commercial production are:

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•	Mechanical completion of key process plant facilities by the end of the year, dove-tailing with the plan to progressively hand-over these and subsequent systems for commissioning in early 2018.

•	Commissioning is on track for completion by the end of the first quarter of 2018, with the ramp-up to commence thereafter.

Total production in 2018 (including pre-commercial ounces) is expected to be 80,000 ounces of gold and 4.5 million ounces of silver.

Bringing forward metal production into the first two years of operation is expected to improve returns and payback. As previously disclosed, the current mine plan anticipates partial production in 2018 in consideration of a 3-month ramp-up during the second quarter of 2018, with gold and silver at feed grades of 11 g/t, and 650 g/t respectively.  2019 gold production is estimated to be approximately 130,000 ounces at an average feed grade of 11 g/t, and silver production is estimated to be approximately 9,900,000 ounces at an average feed grade of 920 g/t.  The average AISC for the period from 2018 to 2019 is expected to be below $600 per ounce of gold produced and below $9.00 per ounce of silver produced, with co-product cash costs for the same period expected to be below $500 per ounce of gold produced and below $7.50 per ounce of silver produced.

The 2017 exploration program marks the first year of a four-year program, with an objective to add one million gold-equivalent ounces of mineral resource inventory at Cerro Moro.  Additionally, a primary objective is to test and evaluate known higher grade exploration targets in an effort to provide mineralization that could sustain production at the elevated rates planned for the first two years.

During the third quarter, the Company completed 8,506 metres in 37 exploration holes to test the Escondida Far West, Veronica, Zoe West and Gabriela targets and 7,496 metres distributed in 55 infill and metallurgical holes drilled to upgrade mineral resources along the margins and local internal drilling gaps within the Escondida structural system.  The infill and exploration programs are returning positive results, confirming the continuity of mineralization and discovering the 1.5 kilometre east-west trending Veronica structure that links the Escondida and Esperanza mineral systems.

Cerro Moro is a high-grade gold and silver deposit currently in construction and development with production expected to commence in early 2018.  The Cerro Moro ore body contains a number of high-grade epithermal gold and silver deposits, some of which will be mined via open-pit and some via underground mining.  The feasibility study is based on an initial 6.5-year mine life at a processing rate of 1,000 tonnes per day.  The concentrator will consist of a standard crushing, grinding and flotation circuit with a counter current decantation ("CCD") and a Merrill Crowe circuit included.  On the exploration front, the Company believes that the project offers significant opportunities for the conversion of mineral resources into mineral reserves and for further discoveries on the property, which will serve to materially improve the returns from this high-grade project.

Suruca, Brazil

The Company continues advancing development efforts at the Suruca oxides project, however, now with the additional consideration of recent drill results at Suruca Southwest and Suruca Sulphide (located underneath the oxide deposit).

Following the infill program at Suruca to define a near surface gold oxide deposit for open pit heap leach extraction, exploration focused on drill testing the copper-gold sulphide portion of the mineral body that lies immediately to the southwest. Preliminary testing indicates a similar metallurgical response to the Chapada deposit and given the immediate proximity to the Suruca gold deposit, various mining synergies will be considered. Based on the initial results and copper gold soil anomalies of Suruca Southwest, a follow up drilling program has commenced with the objective to extend the copper-gold mineralization further to the southwest.

The Company is assessing the synergy of a broader Suruca complex, and expects to complete studies for a comprehensive opportunity in 2018. Consequently, this may lead to a lower capital spend in 2018 on the oxide-only project.

OTHER OPTIMIZATION AND MONETIZATION INITIATIVES

The Company continues pursuing internal initiatives and advancing re-evaluations to surface value from non-strategic or non-producing assets including Kirkland Lake, Agua Rica, Suyai, La Pepa and Don Sixto, all of which have well-defined delineated mineral reserves and/or mineral resources.  Notable progress relating to some of these initiatives in the third quarter include, but are not limited to the following:

Kirkland Lake, Canada

The Company has a 50% interest in Kirkland Lake where the evaluation of the development and exploration assets (including Upper Beaver) has been completed.  The evaluation used several existing studies as the basis for its value assessment, including Upper Beaver’s pre-feasibility study, conceptual plans for Upper Canada, Amalgamated Kirkland and Anoki-McBean, as well as determination of the significant upside potential

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from other exploration target areas.  The results of the review reveal that the Upper Beaver deposit provides a large component of the overall value and supports construction of a common central processing plant for treatment of the other deposits owned by the partnership.  The study shows the potential for a standalone operation, with consolidated production from these deposits in excess of 250,000 ounces per year at attractive cash costs. In order to realize the value from this asset base, the Company and its partner, Agnico Eagle, had evaluated potential strategic alternatives including the possible sale of 100% of the Kirkland Lake property portfolio. Following a successful price discovery process, which surfaced values well in excess of what the Company believes the market is ascribing to the jointly owned Kirkland Lake assets, and recent positive exploration results, the partnership has now elected to suspend monetization initiatives and move forward with further studies on the exploration and development opportunities at Kirkland Lake. The Company expects an updated mineral resource estimate to be completed on the Upper Canada deposit by the end of 2017.

Agua Rica, Argentina

The Company has completed initial studies relating to a smaller scale underground sub-level caving operation that would minimize upfront capital expenditures while maintaining longer term optionality to increase the scale of the mining operation.  The underground sub-level caving scenario assumes capital costs substantially below estimates in the feasibility study for a larger open pit operation and at operating costs that would be in the bottom quartile of comparable copper projects.  This approach also assumes a much smaller scale underground operation and is consistent with existing environmental regulations.  The smaller scale development scenario contemplates a fully stand-alone operation that would not require the use of any Minera Alumbrera infrastructure.  It is based on a 0.6% copper cut-off which generates a mineable inventory of approximately 255 million tonnes at 0.81% copper, 0.28 g/t gold, 0.04% molybdenum and 2.85 g/t silver, containing 4.5 billion pounds of copper, 2.29 million ounces of gold, 225 million pounds of molybdenum and 23 million ounces of silver.  Based on the mineable inventory, the Company projects a mine life in excess of 25 years at average annual production levels of approximately 156 million pounds of copper, 46,000 ounces of gold, 3.70 million pounds of molybdenum and 334,000 ounces of silver during the first 10 years post ramp-up.  The Company is committed to working with stakeholders as it continues to assess this as well as other development scenarios and remains committed to advancing the project.   A feasibility study relating to the sub-level scenario will follow for completion by either just the Company or, depending on the strategic alternatives, in conjunction with one or more partners. The Company has retained two financial advisers to advise on potential strategic alternatives that consider both the underground and open pit development options, with the goal of finding the right third party or partner to advance the project towards development.

Suyai, Argentina

The Company continues to consider the alternatives of a development plan and other strategic options for the project previously disclosed. The Suyai project is one of the highest gold grade development-ready projects in the Americas. While a financial adviser has not been retained at this time, the Company continues to evaluate strategic alternatives in addition to development of the project.

Agua De La Falda, Chile (57.3%)

The Company continues to pursue strategic and monetization initiatives for the 57.3% held Agua De La Falda joint venture with Codelco, located in northern Chile.  The historical Jeronimo Feasibility Study focused on maximizing production from the sulfide deposits. After conducting studies in late 2016, the Company is advancing the evaluation of a low capital start-up project based on the remaining oxide inventory, and is looking to expand mineral resources through exploration.  Agua De La Falda has installed processing capacity and infrastructure. Agua De La Falda also holds sulfide mineral reserves and mineral resources (Jeronimo), and the Company is reviewing a smaller scale higher grade operation as an option for development, after the start-up project, to minimize the initial capital investment required to exploit the sulfide mineral resources.

EXPLORATION

The 2017 exploration program has continued focusing on mineral resource discovery and mineral reserve replacement and growth at all mines. Total expected exploration spending is planned to be $98 million. The Company continues to consider exploration to be a key to unlocking and creating further value for shareholders at existing operations.

The following is a summary of the exploration and evaluation expenditures for the current and comparative periods.

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	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars)	2017	2016	2017	2016
Exploration and evaluation capitalized (i)	$22.9	$22.7	$64.6	$62.5
Exploration and evaluation expensed (ii)	4.9	3.8	14.2	11.9
Total exploration and evaluation expenditures	$27.8	$26.5	$78.8	$74.4

(i)
Capitalized exploration and evaluation costs are reflected in the Consolidated Balance Sheet's property, plant and equipment as part of the additions to mining property costs not subject to depreciation for near-mine exploration and tangible exploration and evaluation assets with probable future economic benefits.

(ii)	Expensed exploration and evaluation costs are reported in the Condensed Consolidated Interim Statements of Operations.

For a more comprehensive exploration update, readers are encouraged to refer to the press release dated September 25, 2017. For exploration updates relating to operating mines for the third quarter, refer to Sections 6 of the MD&A in the relevant operating mines.

8.    LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL COMMITMENTS

LIQUIDITY

Management is of the view that planned growth, development activities, expenditures and commitments will be sufficiently funded by current working capital, future operating cash flows and available credit facilities. As at September 30, 2017, the Company's financial resources available to meet its financial obligations include undrawn revolving facility, excluding Brio Gold's undrawn revolving facility, of $768.2 million.

For the first nine months of 2017, cash flows from operating activities of continuing operations were $325.7 million, which are expected to remain positive and incremental in the foreseeable future. The Company’s near-term financial obligations include a repayment obligation of long-term debt of $111.3 million over 2017 and 2018, construction and service contract commitments of $500.6 million within the next twelve months and the Brazilian tax amnesty payments (refer to Note 6: Income Taxes for additional details). The Company also guided sustaining capital expenditures of approximately $204 million for in 2017 (excluding Brio Gold), of which $123.8 million has been spent as at September 30, 2017. The Company’s expansionary and exploration capital expenditures are discretionary which allow management a reasonable degree of flexibility in managing its financial resources. Further information with regards to ongoing sustaining capital expenditures, and commitments by year can be found in the discussions below on cash flows used in investing activities and contractual commitments.

Through the planned completion of Cerro Moro and expected step-change in cash flow beginning in 2018, the Company is well positioned to drive reduction in net debt and manage its debt repayments. Efforts to rationalize and create value from non-strategic assets provides optionality for bringing in additional cash. Based on its current credit rating, the Company expects that it can refinance the existing long-term debt obligations on similar or more favourable terms to support the execution of the Company's business strategy. The impact of the appreciation the Brazilian real on costs was partially mitigated by the hedging strategy that the Company has in place. Subsequent to the period end, the Company entered into additional contracts to continue to mitigate the impact of fluctuations in certain exchange rates in the near-term.

The following is a summary of liquidity and capital resources balances:

	September 30,	December 31,
As at (In millions of US Dollars)	2017	2016
Cash	$125.4	$97.4
Trade and other receivables	$35.6	$36.6
Long-term debt (excluding current portion)	$1,642.5	$1,573.8
Working capital (i)	$(9.7)	$77.3

(i)	Working capital is defined as the excess of current assets over current liabilities which includes the current portion of long term debt.

Cash and cash equivalents were $125.4 million as at September 30, 2017, compared to $97.4 million as at December 31, 2016.  The sources and uses of cash during the year are explained below. Working capital was negative $9.7 million as at September 30, 2017, compared to positive $77.3 million as at December 31, 2016. The negative working capital is predominantly driven by $110 million of debt reclassified to other current financial liabilities during the period from long-term debt, and higher copper derivative liability, partly offset by higher cash balance.

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Cash flows from operating activities are expected to increase through the balance of the year on the strength of incremental production targets in spite of cyclical factors, such as settlement of year-end accruals and payables.

The following table summarizes cash inflows and outflows:

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of Dollars)	2017	2016	2017	2016
Cash flows from operating activities	$149.8	$178.6	$325.7	$488.5
Cash flows from operating activities before changes in working capital (i)	$135.8	$173.0	$375.8	$478.7
Cash flows (used in)/from financing activities	$19.5	$(33.3)	$78.3	$(120.1)
Cash flows used in investing activities	$(179.8)	$12.9	$(376.3)	$(247.5)

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this Management’s Discussion and Analysis.

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities after net change in working capital for the three months ended September 30, 2017 were $149.8 million, compared to the $178.6 million for the three months ended September 30, 2016, mainly as the result of higher income tax paid associated with the initial payments related to the tax amnesty settlement with the Brazilian tax authorities in the third quarter. Cash flows from operating activities after net change in working capital can be volatile from quarter to quarter due to timing of payments.

The Company's cash flows from operating activities are expected to remain positive at the prices of gold, silver and copper observed as at September 30, 2017, and the Company expects its cash flows from operations will increase organically, subject to prevailing metal prices, in the following quarters. Refer to Section 10: Economic Trends, Business Risks and Contractual Commitments for a detailed discussion of market price risk.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash flows from financing activities were inflows of $19.5 million for the three months ended September 30, 2017, compared to outflows of $33.3 million for three months ended September 30, 2016. Higher cash flows from financing activities was mainly due to lower repayment of long-term debt in the third quarter compared to the same quarter of 2016.

Total debt was $1.75 billion as at September 30, 2017, compared to $1.59 billion as at December 31, 2016. Net debt (a non-GAAP financial measure, see Section 13: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements) as at September 30, 2017 was $1.63 billion, compared to $1.50 billion as at December 31, 2016. The Company's debt maturity profile remains very manageable and well positioned, especially in the short- to medium-term.

The principal repayment schedule of senior debt notes and revolver credit facilities to be repaid in the next five years is as follows:

(In millions of US Dollars)	2017	2018	2019	2020	2021
Senior debt notes and revolver credit facilities (i)	1.2	110.1	245.4	84.1	235.0

(i)	Balance includes $62.5 million relating to Brio Gold's revolving facility which matures in 2019.

The balance of senior debt notes of $1.09 billion is due in or after 2022.

The Company has revolving credit facilities with a balance of $292.0 million as at September 30, 2017 and maturity dates in 2019 and 2021. The Company will, from time to time, repay balances outstanding on its revolving credit with operating cash flow and cash flow from other sources. Additionally, the Company intends to renew the credit facility either before or upon maturity.

CASH FLOWS USED IN INVESTING ACTIVITIES

Cash flows used in investing activities were outflows of $179.8 million for the three months ended September 30, 2017, compared to cash outflows of $12.9 million for the three months ended September 30, 2016. Higher capital expenditures in the third quarter coincided with the

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continued development of Cerro Moro. Further, cash flows used in investing activities in the same quarter of 2016 included the proceeds on the sale of the Mexican operation with no significant comparative amount in the current period.

Capital expenditures including sustaining, expansionary and capitalized exploration and evaluation for the three months ended September 30, 2017, were $159.5 million, compared to capital expenditures of $143.8 million, for the three months ended September 30, 2016. These expenditures were incurred as follows:

For the three months ended September 30,	2017				2016
(In millions of US Dollars)	Sustaining & other	Expansionary	Exploration	Total	Total
Chapada (i)	$3.2	$3.6	$1.3	$8.1	$29.1
El Peñón	9.2	—	5.0	$14.2	$23.6
Gualcamayo	1.1	2.5	2.1	$5.7	$6.3
Canadian Malartic	13.6	5.6	3.1	$22.3	$14.2
Minera Florida	6.1	11.5	2.9	$20.5	$21.7
Jacobina	5.1	3.5	1.8	$10.4	$13.8
Cerro Moro	—	47.0	2.3	$49.3	$14.4
Brio Gold	11.3	6.6	3.5	$21.4	$16.2
Other (ii)	0.5	6.2	0.9	$7.6	$4.5
Total capital expenditures (iii)	$50.1	$86.5	$22.9	$159.5	$143.8

(i)	Capital expenditures for Chapada do not include $19.9 million in long-term stockpile additions which are presented as Investing Activities in the Statement of Cash Flows.

(ii)	Included in Other is $2.9 million (2016 - $1.4 million) of capitalized interest for the period.

(iii)	Net of movement in accounts payable as applicable for projects under construction and include applicable borrowing costs.

For the nine months ended September 30,	2017				2016
(In millions of US Dollars)	Sustaining & other	Expansionary	Exploration	Total	Total
Chapada (i)	$22.3	$10.0	$3.8	$36.1	$65.0
El Peñón	30.4	—	15.5	$45.9	$63.9
Gualcamayo	3.2	3.3	8.5	$15.0	$14.4
Canadian Malartic	32.6	10.8	7.6	$51.0	$44.5
Minera Florida	19.2	14.8	6.9	$40.9	$34.9
Jacobina	14.7	11.9	4.0	$30.6	$31.0
Cerro Moro	—	123.7	5.5	$129.2	$38.4
Brio Gold	23.9	25.6	7.9	$57.4	$39.8
Other (ii)	1.4	15.5	4.9	$21.8	$12.1
Total capital expenditures (iii)	$147.7	$215.6	$64.6	$427.9	$344.0

(i)	Capital expenditures for Chapada do not include $19.9 million in long-term stockpile additions which are presented as Investing Activities in the Statement of Cash Flows.

(ii)	Included in Other is $7.2 million (2016 - $4.5 million) of capitalized interest for the period.

(iii)	Net of movement in accounts payable as applicable for projects under construction and include applicable borrowing costs.

CAPITAL RESOURCES

In order to maintain or adjust its capital structure, the Company may issue shares or debt securities, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. As of October 20, 2017, the total number of shares outstanding were 948.5 million, the total number of stock options outstanding were 1.9 million, the total number of Deferred Share Units ("DSU") outstanding were 4.2 million, the total number of Restricted Share Units ("RSU") outstanding were 1.5 million, and the total number of Performance Share Units ("PSU") outstanding were 2.5 million.

For the third quarter of 2017, the Company declared quarterly dividends totalling $0.005 per share.

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The following table summarizes the weighted average common shares and equity instruments outstanding as at September 30, 2017:

	Equity instruments outstanding as at	Weighted average dilutive equity instruments, three months ended	Weighted average dilutive equity instruments, three months ended	Weighted average dilutive equity instruments, nine months ended	Weighted average dilutive equity instruments, nine months ended
(In thousands)	September 30, 2017	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Common shares (i)	948,428	948,254	947,590	948,092	947,374
Options	1,925	—	—	—	1
RSU (ii)	1,531	575	—	—	578
DSU (iii)	4,150	—	—	—	—
PSU (iii)	2,517	—	—	—	—
		948,829	947,590	948,092	947,953

(i)
The Company has a dividend reinvestment plan to provide holders of common shares a simple and convenient method to purchase additional common shares by reinvesting cash dividends, less any applicable withholding tax. A plan participant may obtain additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. During the three months ended September 30, 2017, a total of 19,783,417 shares were subscribed to under the plan.

(ii)	Excludes RSU granted to Brio Gold employees that are redeemable in Brio Gold common shares.

(iii)	DSU and PSU are settled in cash and, as such, excluded from the calculation of the weighted average number of shares outstanding.

CONTRACTUAL COMMITMENTS

Day-to-day mining, sustaining and expansionary capital expenditures as well as administrative operations give rise to contracts requiring agreed upon future minimum payments.

As at September 30, 2017, the Company is contractually committed to the following:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Mine operating/construction and service contracts and other	$500.6	$446.5	$126.9	$1.0	$1,075.0
Long-term debt principal repayments (i)	110.0	330.8	427.7	896.9	1,765.3
Decommissioning, restoration and similar liabilities (undiscounted)	14.4	20.3	32.9	665.3	732.9
	$625.0	$797.6	$587.5	$1,563.2	$3,573.2

(i)	Excludes interest expense.

9.    INCOME TAXES

The Company recorded an income tax expense of $23.0 million for the three months ended September 30, 2017 (2016 - $11.0 million).

The income tax provision reflects a current income tax expense of $30.8 million and a deferred income tax recovery of $7.8 million, compared to a current income tax expense of $13.9 million and a deferred income tax recovery of $2.9 million for the three months ended September 30, 2016. The balance sheet includes a deferred tax asset of $69.9 million and a deferred tax liability of $1.4 billion.

The Company’s unadjusted effective tax rate for the three months ended September 30, 2017 was 37.6% (2016 - 125%), compared to the Canadian statutory tax rate of 26.5%. Differences between the Canadian statutory tax rate to the effective tax rate are due to a number of factors, including the fact that the Company operates in multiple foreign tax jurisdictions with tax rates different than the Canadian statutory rate, the recognition or non-recognition of deferred tax assets, the fact that deferred tax balances are subject to re-measurement for changes in currency exchange rates each period, changes in tax laws and interpretations thereof, changes in income tax related contingent liabilities, and the impact of transactions undertaken by the Company. The Company calculates its current and deferred tax expense on an entity by entity basis, as a result, it is possible to have a current tax expense, even in periods when the Company has an overall loss, as the current tax expense on profitable mines often cannot be offset by the deferred tax assets for mines located in other tax jurisdictions. The Company is also able to

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claim certain allowances and tax deductions particular to extractive industries that can result in a lower effective tax rate compared to the statutory tax rate.
The following items have the most significant impact on the difference between the Company’s Canadian statutory tax rate of 26.5% and our effective rate for the three months ended September 30, 2017 and 2016:

•
Each period the Company evaluates its ability to recognize tax losses and other deductible temporary difference based on projected future taxable profits. In 2017 and 2016 an expense of $14.2 million and $43.9 million, respectively, was recognized due to uncertainty of future loss utilization.

•
Within a number of our foreign subsidiaries, foreign currency exchange gains or losses that arise as U.S. Dollar balances are translated to local currency are taxable or deductible locally, whereas foreign currency exchange gains or losses that arise as local balances are translated to U.S. Dollars are not taxable or deductible. In 2017 a net recovery of $6.6 million was recognized due to the strengthening of the Brazilian Real and the weakening of the Argentinean Peso against the U.S. Dollar. In 2016, a recovery of $19.6 million was recognized on the strengthening of the Brazilian Real and Argentinean Peso against the U.S. Dollar.

•
Income tax accounts are required to be re-measured at each balance sheet date for changes in the foreign exchange rate. Within a number of our foreign subsidiaries, the tax basis of non-monetary assets is converted from local currency to US Dollars at the period end spot rate for the purposes of calculating deferred taxes. In 2017 and 2016 a recovery of $2.6 million and an expense of $2.0 million, respectively, was recorded on currency fluctuations as described above.

The Company has elected, under IFRS, to record foreign exchange related to deferred income tax assets and liabilities and interest and penalties in the income tax expense, therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real, Argentinean Peso and Canadian Dollar.

The deferred tax liabilities relating to the operating mines will reverse in the future as the assets are depreciated or depleted. The deferred tax liabilities relating to exploration will not reverse until the property becomes a mine subject to depletion, is written off or sold. The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

The Company operates in the following tax jurisdictions: Brazil, where the statutory tax rate is 34%; Argentina, where the statutory tax rate is 35%; Chile, where the statutory tax rate is 25.5% in 2017 and increasing to 27% in 2018; and Canada, where the federal statutory tax rate is 15% with varying provincial tax rates. The Company does not anticipate the statutory tax rates to change in the foreseeable future, hence, there should be no impact on the calculation of the current or deferred tax expense in the period.

Brazilian Tax Assessments

As previously disclosed, the Company elected in the third quarter to participate in a program to settle all significant outstanding income tax assessments in Brazil and all income tax assessments relating to the Company’s Chapada mine. This program was enacted as law on October 25, 2017.  For additional details, refer to Section 2: Highlights of this MD&A.

See Note 6: Income Taxes to the Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2017 for a breakdown of the foreign exchange charged to the income tax expense. Readers are also encouraged to read and consider the tax related risk factors and uncertainties in the Company’s Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2016.

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10.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business and global economic trends that could have a significant impact on its profitability and levels of operating cash flows.

The Company manages its exposure to these risks in accordance with its Risk Management Policy. Readers are also encouraged to read and consider the risk factors and related uncertainties in the Company’s Annual Information and Annual Management Discussion and Analysis for the year ended December 31, 2016. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the three months ended September 30, 2017, except as noted below:

Metal Price Risk

$1,400
$1,300
$1,200
$1,100
$1,000
Oct-15
Jan-16
Apr-16
Jul-16
Oct-16
Jan-17
Apr-17
Jul-17

Gold Price Two-Year Trend (LBMA p.m. price: USD per ounce of gold)     Copper Price Two-Year Trend (LME Cash: USD per pound of copper)

Gold Price - Market Update

For the quarter ended September 30, 2017, spot gold prices averaged $1,278 per ounce, or representing a decrease of 4%, compared to $1,335 per ounce in the third quarter of 2016. Prices ranged between $1,211 and $1,346 per ounce during the third quarter of 2017, and between $1,126 and $1,346 per ounce during the 12-month period ended September 30, 2017. As at September 30, 2017, the closing price was $1,283 per ounce.

Gold price moved steadily higher during the quarter, before declining somewhat in the second half of September and ramping up towards the end of the quarter. Geopolitical tensions and a weakening US Dollar helped push gold price up, before a modest recovery in the US Dollar caused the price to ease. Continuing geopolitical tensions should be supportive of price as investors may look to buy into price weakness in order to use gold as a hedge against geopolitical risk. In the short-term, gold price should continue to be sensitive to the changing sentiment as to the monetary policy path of the US Federal reserve who has left their rate unchanged since their last hike in June.

Other central banks have also begun to tighten monetary policy and while higher interest rates may weigh on gold, the prospect of other central banks increasing rates should temper US Dollar strength. The amount of global debt added over the past several years is significant and the prospect of rising global interest rates may pose refinancing challenges and this may prove to be supportive for gold. Physical demand for gold from India and China continues to rebound after a soft 2016, global ETF holdings are gradually rising and other central banks continue to be net buyers with Russia and Kazakhstan being the most notable.

The Company has entered into option contracts relating to 285,000 ounces of gold, cumulatively to be produced in the fourth quarter of 2017 and the first quarter of 2018. These provide a minimum price of $1,300 per ounce and a maximum price of $1,414 per ounce. This production represents approximately sixty per cent of planned gold production in the period of the gold option contracts.

Copper Price - Market Update

For the quarter ended September 30, 2017, spot copper prices averaged $2.88 per pound, representing an increase of 33%, compared to $2.17 per pound in the third quarter of 2016. Prices ranged between $2.63 and $3.12 per pound in the third quarter of 2017, and between $2.09 and $3.12 during the 12-month period ended September 30, 2017. As at September 30, 2017, the closing price was $2.92 per pound of copper.

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Copper prices had a pattern similar to gold during the quarter, moving steadily higher until correcting somewhat during September. Prices have been driven by supply disruptions, Chinese economic data, generally increasing global industrial activity and speculative investors. The direction of the Chinese economy will continue to be a primary driver of copper prices going forward. Copper prices should be increasingly supported as the market is moving towards balance with supply growth slowing as fewer new mines are expected to begin operations over the medium term.

The Company currently uses forward and option contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. As at September 30, 2017, the Company had 61 million pounds of copper forward contracts in place to January 2018 at an average sales price of $2.76 per pound. The Company also had 45 million pounds of copper option contracts, cumulatively to be produced in the first and second quarters of 2018, which provide a minimum price of $2.85 per pound and a maximum price of $3.33 per pound. This production represents approximately seventy-five per cent of planned copper production in the period of the copper option contracts.

Currency Risk

US Dollar ("USD") - Market Update

The following summarizes the movement in key currencies vis-à-vis the USD (source: Bloomberg):
:
The Canadian dollar, Chilean peso and the Brazilian real strengthened against the USD during the quarter ended September 30, 2017, relative to the June 30, 2017 rates, while the Argentinian peso weakened. The expectation is that the US Fed will raise the Fed Funds rate once more by 0.25% before the end of 2017. However, this will be dependent on economic growth and with other central banks beginning to increase rates this could lead to a weaker USD.

	For the three months ended September 30,			For the nine months ended September 30,
	2017	2016	% change (i)	2017	2016	% change (i)
Average Exchange Rate
USD-CAD	1.2531	1.3046	-3.9%	1.3071	1.2962	0.8%
USD-BRL	3.1601	3.2451	-2.6%	3.1723	3.3670	-5.8%
USD-ARG	17.2914	14.9439	15.7%	16.2357	14.5793	11.4%
USD-CLP	642.27	661.57	-2.9%	654.15	669.37	-2.3%

	September 30, 2017	September 30, 2016	% change (i)	December 31, 2016	% change (i)
Period-end Exchange Rate
USD-CAD	1.2472	1.3127	-5.0%	1.3441	-7.2%
USD-BRL	3.1623	3.2624	-3.1%	3.2552	-2.9%
USD-ARG	17.3172	15.3075	13.1%	15.8800	9.1%
USD-CLP	639.03	657.33	-2.8%	670.40	-4.7%

(i)	Positive variance represents the USD increase in value relative to the foreign currency.

As at September 30, 2017, the Company had zero-cost collar contracts totaling R$150 million (R$ = Reais) evenly split by month from October 2017 to December 2017 with Brazilian Real to United States Dollar average call and put strike prices of R$3.25 and R$3.79 per USD, respectively, allowing the Company to participate in exchange rate movements between those two strikes.

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11.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will be resolved only when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these Condensed Consolidated Interim Financial Statements of the Company may be material.

Canadian Malartic

On August 2, 2016, Canadian Malartic General Partnership (“CMGP”), the operator of the Canadian Malartic mine, was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. Beginning in the spring of 2015, Canadian Malartic GP has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses the allegations contained in the lawsuit. CMGP will take all reasonable steps necessary to defend themselves from this lawsuit. At the current time, the Company does not believe it is probable that any amounts will be paid with respect to these lawsuits and the amount and timing cannot be reasonably estimated.

On April 10, 2017, the Quebec Superior Court dismissed the application for an interlocutory injunction. No dates have been set for the hearing of the application for a permanent injunction to restrict the Canadian Malartic mine’s mining operations to sound levels and mining volumes below the limits to which it is subject.

For additional information refer to the Company's Annual Information Form for the year ended December 31, 2016.

12.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Condensed Consolidated Interim Financial Statements are prepared in accordance with International Financial Reporting Standards 34 Interim Financial Reporting ("IAS 34"). The significant accounting policies applied and recent accounting pronouncements are described in Note 3: Significant Accounting Policies and Note 5: Recent Accounting Pronouncements to the Company's Consolidated Annual Financial Statements for the year ended December 31, 2016 and in Note 1: Basis of Preparation and Presentation to the Company's Condensed Consolidated Interim Financial Statements.

In preparing the Condensed Consolidated Interim Financial Statements in accordance with IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's Condensed Consolidated Interim Financial Statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the quarter ended September 30, 2017 are consistent with those disclosed in Note 4: Critical Judgements and Estimated Uncertainties to the Company's Consolidated Annual Financial Statements for the year ended December 31, 2016.

13.    NON-GAAP FINANCIAL MEASURES AND ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•	cash costs per ounce of gold produced on a co-product and by-product basis;

•	cash costs per ounce of silver produced on a co-product and by-product basis;

•	co-product cash costs per pound of copper produced;

•	all-in sustaining costs per ounce of gold produced on a co-product and by-product basis;

•	all-in sustaining costs per ounce of silver produced on a co-product and by-product basis;

•	all-in sustaining co-product costs per pound of copper produced;

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•	net debt;

•	net free cash flow;

•	average realized price per ounce of gold sold;

•	average realized price per ounce of silver sold; and

•	average realized price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are duly noted and retrospectively applied as applicable.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms co-product and by-product cash costs per ounce of gold or silver produced, co-product cash costs per pound of copper produced, co-product and by-product AISC per ounce of gold or silver produced and co-product AISC per pound of copper produced do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

By-product and Co-product Cash Costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations. Cash costs are computed net of by-product sales and on a co-product basis as follows:

•	Cash costs of gold and silver on a by-product basis - shown on a per ounce basis.

◦
The attributable cost for each metal is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to gold and silver ounces produced, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal production. These costs are then divided by gold and silver ounces produced.

•	Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.

◦
Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.

◦	The attributable cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.

•	Cash costs of copper on a co-product basis - shown on a per pound basis.

◦	Costs attributable to copper production are divided by commercial copper pounds produced.

Cash costs per ounce of gold and silver ounce, and per pound of copper are calculated on a weighted average basis.

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By-product and Co-product AISC

All-in sustaining costs per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs or by-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities. Similarly, all-in sustaining by-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold and silver production activities but net of by-product revenue credits from sales of copper and zinc.

The following tables provide a reconciliation of total cost of sales of gold, silver and copper sold (cost of sales excluding depreciation, depletion and amortization, plus depreciation, depletion and amortization) per the Condensed Consolidated Interim Financial Statements to co-product cash costs of gold produced, co-product cash costs of silver produced, co-product cash costs of copper produced, co-product AISC of gold produced, co-product AISC of silver produced, co-product AISC of copper produced, by-product cash costs of gold produced, by-product cash costs of silver produced, by-product AISC of gold produced and by-product AISC of silver produced. The tables also present total cost of sales on a per ounce or pound sold, co-product and by-product cash costs and AISC on a per ounce or pound produced basis, as deemed appropriate.

Beginning January 1, 2016, the Company revised its definition of cash costs to include, in addition to mine site direct costs, all previously un-allocated general and administrative expenses related to the mine site. Additionally, the Company has excluded the impact from Alumbrera, the results of which are now considered negligible for performance measurement purposes. Comparative balances have been restated accordingly to conform to the change in presentation adopted in the current period.

Total cost of sales in the following reconciliations to co-product and by-product cash costs and co-product and by-product AISC agree to the Condensed Consolidated Interim Financial Statement of operations that reflects continuing operations excluding Mercedes, which is classified as discontinued operations in the comparative period. All production costs are classified in inventory together with treatment and refining charges, commercial costs, overseas freight and other selling costs. The amount of inventories recognized as cost of sales for the reporting period corresponds to the units of products sold during that period.

(i)	Reconciliation of cost of sales per the Condensed Consolidated Interim Financial Statements to co-product cash costs and co-product AISC, and by-product cash costs and by-product AISC:

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Co-product Cash Cost & AISC	For the three months ended Sept. 30, 2017				For the three months ended Sep 30, 2016				For the nine months ended Sep 30, 2017				For the nine months ended Sep 30, 2016
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi)	Total Copper	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi)	Total Copper	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi)	Total Copper	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi)	Total Copper
Cost of sales excluding DDA (i)	$279.0	$213.6	$15.3	$50.1	$261.3	$210.1	$15.5	$35.7	$778.0	$607.9	$39.2	$130.9	$745.0	$586.6	$43.7	$114.7
DDA	108.0	92.6	6.1	9.4	112.1	97.4	8.3	6.4	325.9	287.3	16.4	22.1	334.0	287.3	23.4	23.3
Total cost of sales	$387.0	$306.2	$21.4	$59.5	$373.4	$307.5	$23.8	$42.1	$1,103.9	$895.2	$55.6	$153.0	$1,079.0	$873.9	$67.1	$138.0
DDA	(108.0)	(92.6)	(6.1)	(9.4)	(112.1)	(97.4)	(8.3)	(6.4)	(325.9)	(287.3)	(16.4)	(22.1)	(334.0)	(287.3)	(23.4)	(23.3)
Inventory movement	(11.5)	(4.1)	(0.3)	(7.1)	9.5	1.0	0.1	8.4	(9.0)	(6.7)	0.4	(2.8)	(0.4)	(3.7)	—	3.3
Treatment and refining charges (ii)	11.5	1.7	—	9.8	6.9	1.0	—	5.9	27.3	4.0	0.1	23.2	21.9	3.1	0.1	18.7
Commercial and other costs	(0.3)	(0.1)	—	(0.2)	(1.3)	(0.2)	—	(1.1)	(1.1)	(0.2)	—	(0.9)	(3.4)	(0.6)	—	(2.8)
Overseas freight for Chapada Conc.	(3.2)	(0.6)	—	(2.6)	(1.9)	(0.3)	—	(1.6)	(8.3)	(1.6)	—	(6.7)	(6.0)	(1.1)	—	(5.0)
Total co-product cash cost	$275.5	$210.5	$15.0	$50.0	$274.5	$211.6	$15.6	$47.3	$786.9	$603.4	$39.7	$143.7	$757.1	$584.3	$43.8	$128.9
G&A, excl., shared-based compensation (iii)	25.5	19.9	1.1	4.5	22.4	18.5	1.2	2.7	69.8	55.4	3.0	11.4	59.6	48.7	3.5	7.5
Sustaining capital expenditures (iv)	50.1	44.3	3.2	2.7	82.8	62.1	4.7	16.0	147.9	119.8	10.0	18.1	202.9	152.4	12.6	38.0
Exploration and evaluation expense (iii)	4.9	3.1	0.2	1.5	4.1	3.0	0.4	0.7	14.3	10.1	0.8	3.4	12.6	9.3	1.5	1.7
Total co-product AISC	$356.0	$277.8	$19.5	$58.7	$383.8	$295.2	$21.9	$66.7	$1,018.9	$788.7	$53.5	$176.6	$1,032.2	$794.7	$61.4	$176.1
Commercial oz and lb produced		300,368	1,431,211	37,050,747		305,582	1,592,527	29,648,035		855,385	3,833,718	92,666,833		879,476	5,082,200	78,678,968
Commercial oz and lb sold		299,588	1,512,476	36,496,657		296,330	1,544,478	22,066,423		845,691	3,861,911	86,880,259		864,071	4,985,004	70,741,048
Cost of sales excl. DDA per oz and lb sold		$713	$10.12	$1.37		$709	$10.01	$1.62		$719	$10.16	$1.51		$679	$8.76	$1.62
DDA per oz and lb sold		$309	$4.03	$0.26		$329	$5.35	$0.29		$340	$4.26	$0.25		$333	$4.69	$0.33
Total cost of sales per oz and lb sold		$1,022	$14.15	$1.63		$1,038	$15.36	$1.91		$1,059	$14.41	$1.76		$1,011	$13.45	$1.95
Co-product cash cost per oz and lb produced		$701	$10.53	$1.35		$692	$9.79	$1.60		$705	$10.36	$1.55		$665	$8.60	$1.64
Co-product AISC per oz and lb produced		$925	$13.70	$1.58		$966	$13.80	$2.25		$922	$13.96	$1.91		$904	$12.07	$2.24

Co-product Cash Cost & AISC	For the three months ended Sep 30, 2017				For the three months ended Sep 30, 2016				For the nine months ended Sep 30, 2017				For the nine months ended Sep 30, 2016
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding DDA (i)	$60.9	$10.6	$0.2	$50.1	$43.0	$7.2	$0.1	$35.7	$159.4	$27.9	$0.6	$130.9	$139.4	$24.3	$0.4	$114.7
DDA	11.2	2.2	—	9.0	9.8	3.5	0.1	6.2	26.5	5.2	0.1	21.2	32.7	10.0	0.2	22.5
Total cost of sales	$72.1	$12.8	$0.2	$59.1	$52.8	$10.7	$0.2	$41.9	$185.9	$33.1	$0.7	$152.1	$172.1	$34.3	$0.6	$137.2
DDA	(11.2)	(2.2)	—	(9.0)	(9.8)	(3.5)	(0.1)	(6.2)	(26.5)	(5.2)	(0.1)	(21.2)	(32.7)	(10.0)	(0.2)	(22.5)
Inventory movement	(8.8)	(1.7)	—	(7.1)	11.0	2.5	0.1	8.4	(3.5)	(0.7)	—	(2.8)	5.1	1.7	0.1	3.3
Treatment and refining charges (ii)	11.5	1.7	—	9.8	6.9	1.0	—	5.9	27.3	4.0	0.1	23.2	21.9	3.1	0.1	18.7
Commercial and other costs	(0.3)	(0.1)	—	(0.2)	(1.3)	(0.2)	—	(1.1)	(1.1)	(0.2)	—	(0.9)	(3.4)	(0.6)	—	(2.8)
Overseas freight for Chapada Conc.	(3.2)	(0.6)	—	(2.6)	(1.9)	(0.3)	—	(1.6)	(8.3)	(1.6)	—	(6.7)	(6.1)	(1.1)	—	(5.0)
Total co-product cash cost	$60.1	$9.9	$0.2	$50.0	$57.7	$10.2	$0.2	$47.3	$173.8	$29.4	$0.7	$143.7	$156.9	$27.4	$0.6	$128.9
G&A, excl., shared-based compensation (iii)	0.3	0.1	—	0.2	0.1	—	—	0.1	0.6	0.1	—	0.5	0.6	0.1	—	0.5
Sustaining capital expenditures (iv)	3.1	0.6	—	2.5	19.9	3.9	0.1	15.9	22.3	4.4	0.1	17.8	47.1	9.2	0.2	37.7
Exploration and evaluation expense (iii)	0.9	0.2	—	0.7	0.5	0.1	—	0.4	1.7	0.3	—	1.4	1.1	0.2	—	0.9
Total co-product AISC	$64.4	$10.8	$0.2	$53.4	$78.2	$14.2	$0.3	$63.7	$198.4	$34.2	$0.8	$163.4	$205.7	$36.9	$0.8	$168.0
Commercial oz and lb produced		38,782	68,280	37,050,747		28,605	69,266	29,648,035		83,274	181,228	92,666,833		66,944	181,424	78,678,968
Commercial oz and lb sold		39,793	12,311	36,496,657		19,772	26,074	22,066,423		80,516	81,918	86,880,259		51,759	72,650	70,741,048
Cost of sales excl. DDA per oz and lb sold		$265	$17.51	$1.37		$362	$5.54	$1.62		$347	$6.95	$1.51		$469	$5.98	$1.62
DDA per oz and lb sold		$55	$3.65	$0.25		$176	$3.01	$0.28		$64	$1.29	$0.24		$193	$2.84	$0.32
Total cost of sales per oz and lb sold		$321	$21.15	$1.62		$538	$8.55	$1.90		$411	$8.25	$1.75		$661	$8.82	$1.94
Co-product cash cost per oz and lb produced		$254	$2.95	$1.35		$353	$3.09	$1.60		$353	$3.43	$1.55		$410	$3.21	$1.64
Co-product AISC per oz and lb produced		$276	$3.21	$1.44		$494	$4.30	$2.20		$411	$3.98	$1.77		$553	$4.30	$2.10

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Co-product Cash Cost & AISC	For the three months ended Sep 30, 2017				For the three months ended Sep 30, 2016				For the nine months ended Sep 30, 2017				For the nine months ended Sep 30, 2016
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding DDA (i)	$54.3	$41.4	$12.9	$46.3	$52.2	$38.0	$14.2	$47.4	$131.4	$96.6	$34.8	$130.0	$147.3	$107.3	$40.0	$132.8
DDA	20.7	15.8	4.9	30.8	27.5	19.9	7.6	31.2	53.4	39.3	14.1	97.0	77.5	56.3	21.2	90.4
Total cost of sales	$75.0	$57.2	$17.8	$77.1	$79.7	$57.9	$21.8	$78.6	$184.8	$135.9	$48.9	$227.0	$224.8	$163.6	$61.2	$223.2
DDA	$(20.7)	(15.8)	(4.9)	(30.8)	$(27.5)	(19.9)	(7.6)	(31.2)	$(53.4)	(39.3)	(14.1)	(97.0)	$(77.5)	(56.3)	(21.2)	(90.4)
Inventory movement	(5.8)	(4.9)	(0.9)	1.0	1.5	1.2	0.3	(0.5)	(4.1)	(3.8)	(0.3)	1.7	2.0	2.1	(0.1)	—
Total co-product cash cost	$48.5	$36.5	$12.0	$47.3	$53.7	$39.2	$14.5	$46.9	$127.3	$92.8	$34.5	$131.7	$149.3	$109.4	$39.9	$132.8
G&A, excl., shared-based compensation (iii)	0.3	0.2	0.1	0.8	—	—	—	0.6	0.3	0.2	0.1	2.9	—	—	—	2.7
Sustaining capital expenditures (iv)	9.2	6.9	2.3	13.6	15.9	11.6	4.3	11.6	30.3	22.0	8.3	32.7	42.6	31.2	11.4	37.3
Exploration and evaluation expense (iii)	(0.5)	(0.4)	(0.1)	(0.1)	1.2	0.9	0.3	0.1	—	(0.1)	0.1	0.2	4.1	3.0	1.1	0.3
Total co-product AISC	$57.5	$43.2	$14.3	$61.6	$70.8	$51.7	$19.1	$59.2	$157.9	$114.9	$43.0	$167.5	$196.0	$143.6	$52.4	$173.1
Commercial oz produced		44,466	1,088,921	82,097		53,875	1,435,986	76,427		121,108	3,229,915	235,988		164,445	4,566,466	222,543
Commercial oz sold		47,921	1,234,996	78,436		54,058	1,408,900	75,573		124,194	3,355,296	226,706		164,764	4,576,730	219,965
Cost of sales excl. DDA per oz sold		$865	$10.48	$591		$703	$10.11	$627		$777	$10.36	$573		$651	$8.74	$604
DDA per oz sold		$329	$3.93	$392		$368	$5.40	$413		$317	$4.21	$428		$342	$4.63	$411
Total cost of sales per oz sold		$1,194	$14.41	$983		$1,071	$15.51	$1,040		$1,094	$14.56	$1,001		$993	$13.36	$1,015
Co-product cash cost per oz produced		$821	$11.02	$577		$727	$10.11	$613		$766	$10.66	$558		$665	$8.74	$597
Co-product AISC per oz produced		$972	$13.07	$751		$959	$13.32	$774		$949	$13.28	$710		$873	$11.47	$778

Co-product Cash Cost & AISC	For the three months ended Sep 30, 2017				For the three months ended Sep 30, 2016				For the nine months ended Sep 30, 2017				For the nine months ended Sep 30, 2016
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding DDA (i)	$33.2	$20.1	$17.9	$2.2	$33.5	$21.4	$20.3	$1.1	$106.6	$60.5	$56.6	$3.9	$101.0	$59.7	$56.4	$3.3
DDA	10.6	10.1	9.0	1.1	10.0	9.3	8.8	0.5	41.1	30.6	28.7	1.9	29.4	28.5	27.0	1.5
Total cost of sales	$43.8	$30.2	$26.9	$3.3	$43.5	$30.7	$29.1	$1.6	$147.7	$91.1	$85.3	$5.8	$130.4	$88.2	$83.4	$4.8
DDA	$(10.6)	(10.1)	(9.0)	(1.1)	$(10.0)	(9.3)	(8.8)	(0.5)	$(41.1)	(30.6)	(28.7)	(1.9)	$(29.4)	(28.5)	(27.0)	(1.5)
Inventory movement	4.0	0.7	—	0.7	1.7	(0.4)	(0.2)	(0.2)	(1.4)	(0.5)	(1.3)	0.8	(3.1)	1.5	1.5	—
Total co-product cash cost	$37.2	$20.8	$17.9	$2.9	$35.2	$21.0	$20.1	$0.9	$105.2	$60.0	$55.3	$4.7	$97.9	$61.2	$57.9	$3.3
G&A, excl., shared-based compensation (iii)	0.6	0.1	0.1	—	0.5	—	—	—	0.6	0.2	0.2	—	0.7	—	—	—
Sustaining capital expenditures (iv)	1.1	6.2	5.3	0.9	2.7	7.3	7.0	0.3	3.2	19.2	17.7	1.5	4.4	16.3	15.5	0.8
Exploration and evaluation expense (iii)	—	0.7	0.6	0.1	—	0.3	0.3	—	—	1.8	1.6	0.2	—	0.5	0.5	—
Total co-product AISC	$38.9	$27.8	$23.9	$3.9	$38.4	$28.6	$27.4	$1.2	$109.0	$81.2	$74.8	$6.4	$103.0	$78.0	$73.9	$4.1
Commercial oz produced	34,183		23,089	274,010	42,558		28,714	87,274	109,274		66,825	422,575	119,425		78,637	334,310
Commercial oz sold	32,945		22,195	265,169	42,658		28,220	109,504	109,376		67,374	424,697	121,732		76,879	335,624
Cost of sales excl. DDA per oz sold	$1,007		$807	$8.11	$786		$719	$9.73	$975		$841	$9.20	$829		$734	$9.69
DDA per oz sold	$322		$404	$4.13	$235		$313	$4.23	$375		$425	$4.58	$241		$351	$4.55
Total cost of sales per oz sold	$1,329		$1,211	$12.24	$1,021		$1,032	$13.96	$1,350		$1,266	$13.78	$1,071		$1,085	$14.24
Co-product cash cost per oz produced	$1,088		$777	$10.46	$828		$699	$9.73	$963		$828	$11.06	$819		$736	$9.69
Co-product AISC per oz produced	$1,138		$1,038	$14.12	$904		$954	$13.26	$997		$1,118	$15.07	$862		$940	$12.22

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Co-product Cash Cost & AISC	For the three months ended Sep 30, 2017				For the three months ended Sep 30, 2016				For the nine months ended Sep 30, 2017				For the nine months ended Sep 30, 2016
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Jacobina Gold	Brio Total	Corp. Office & Other Total	Corp. Office & Other Gold	Jacobina Gold	Brio Total	Corp. Office & Other Total	Corp. Office & Other Gold	Jacobina Gold	Brio Total	Corp. Office & Other Total	Corp. Office & Other Gold	Jacobina Gold	Brio Total	Corp. Office & Other Total	Corp. Office & Other Gold
Cost of sales excluding DDA (i)	$24.5	$39.7	$—	$—	$24.8	$39.0	$—	$—	$72.6	$117.5	$—	$—	$65.0	$99.8	$—	$—
DDA	12.5	10.5	1.8	1.4	8.5	13.9	1.8	1.5	36.1	35.8	5.4	4.2	27.9	40.5	7.1	5.8
Total cost of sales	$37.0	$50.2	$1.8	$1.4	$33.3	$52.9	$1.8	$1.5	$108.7	$153.3	$5.4	$4.2	$92.9	$140.3	$7.1	$5.8
DDA	(12.5)	(10.4)	(1.8)	(1.4)	(8.5)	(13.9)	(1.8)	(1.5)	(36.1)	(35.8)	(5.4)	(4.2)	(27.9)	(40.5)	(7.1)	(5.8)
Inventory movement	(0.3)	(2.1)	—	—	(2.1)	(1.6)	—	—	(1.7)	0.7	—	—	(5.5)	(0.4)	—	—
Total co-product cash cost	$24.2	$37.7	$—	$—	$22.7	$37.4	$—	$—	$70.9	$118.2	$—	$—	$59.5	$99.4	$—	$—
G&A, excl., shared-based compensation (iii)	0.5	3.7	19.3	13.9	0.1	0.1	21.0	17.2	0.8	11.3	53.1	39.3	0.5	0.3	54.8	44.3
Sustaining capital expenditures (iv)	5.1	11.3	0.6	0.4	12.5	12.1	0.9	0.7	14.7	24.1	1.3	1.0	27.3	25.7	2.2	1.7
Exploration and evaluation expense (iii)	—	0.3	3.5	2.5	—	—	1.9	1.6	—	0.6	10.0	7.4	—	—	6.5	5.3
Total co-product AISC	$29.8	$53.0	$23.4	$16.8	$35.3	$49.6	$23.8	$19.5	$86.4	$154.2	$64.4	$47.7	$87.3	$125.4	$63.5	$51.3
Commercial oz and lb produced	34,838	42,913			29,326	46,075			101,240	137,675			88,298	139,185
Commercial oz and lb sold	35,069	43,228			28,492	47,557			101,925	135,600			88,084	140,887
Cost of sales excl. DDA per oz and lb sold	$698	$917			$869	$821			$713	$866			$738	$709
DDA per oz and lb sold	$357	$242			$298	$292			$355	$264			$317	$288
Total cost of sales per oz and lb sold	$1,055	$1,159			$1,167	$1,112			$1,067	$1,130			$1,055	$996
Co-product cash cost per oz and lb produced	$693	$875			$771	$813			$700	$858			$674	$714
Co-product AISC per oz and lb produced	$852	$1,230			$1,201	$1,077			$854	$1,120			$989	$901

Co-product Cash Cost & AISC	For the three months ended Sep 30, 2017		For the three months ended Sep 30, 2016		For the nine months ended Sep 30, 2017		For the nine months ended Sep 30, 2016
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Corporate Office & Other Silver	Corporate Office & Other Copper	Corporate Office & Other Silver	Corporate Office & Other Copper	Corporate Office & Other Silver	Corporate Office & Other Copper	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding DDA (i)	$—	$—	$—	$—	$—	$—	$—	$—
DDA	0.1	0.4	0.1	0.2	0.3	0.9	0.5	0.8
Total cost of sales	$0.1	$0.4	$0.1	$0.2	$0.3	$0.9	$0.5	$0.8
DDA	(0.1)	(0.4)	(0.1)	(0.2)	(0.3)	(0.9)	(0.5)	(0.8)
Total co-product cash cost	—	—	—	—	—	—	—	—
G&A, excl., shared-based compensation (iii)	1.1	4.3	1.2	2.6	2.9	10.9	3.5	7.0
Sustaining capital expenditures (iv)	—	0.1	0.1	0.1	0.1	0.3	0.2	0.3
Exploration and evaluation expense (iii)	0.2	0.8	0.1	0.2	0.6	2.1	0.4	0.8
Total co-product AISC	$1.3	$5.2	$1.4	$2.9	$3.6	$13.3	$4.1	$8.1

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Co-product Cash Cost & AISC	For the three months ended Sep 30, 2017			For the three months ended Sep 30, 2016			For the nine months ended Sep 30, 2017			For the nine months ended Sep 30, 2016
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total Gold (including Brio Gold)	Brio Gold (Attributable to Non-controlling Interests)	Total Gold (attributable to Yamana Gold equityholders)	Total Gold (including Brio Gold)	Brio Gold (Attributable to Non-controlling Interests)	Total Gold (attributable to Yamana Gold equityholders)	Total Gold (including Brio Gold)	Brio Gold (Attributable to Non-controlling Interests)	Total Gold (attributable to Yamana Gold equityholders)	Total Gold (including Brio Gold)	Brio Gold (Attributable to Non-controlling Interests)	Total Gold (attributable to Yamana Gold equityholders)
Cost of sales excluding DDA (i)	$213.6	$17.6	$196.0	$210.1	$—	$210.1	$607.9	$47.5	$560.4	$586.6	$—	$586.6
DDA	92.6	4.6	88.0	97.4	—	97.4	287.3	13.6	273.7	287.3	—	287.3
Total cost of sales	$306.2	$22.2	$284.0	$307.5	$—	$307.5	$895.2	$61.1	$834.1	$873.9	$—	$873.9
DDA	(92.6)	(4.6)	(88.0)	(97.4)	—	(97.4)	(287.3)	(13.6)	(273.7)	(287.3)	—	(287.3)
Inventory movement	(4.1)	(1.0)	(3.1)	1.0	—	1.0	(6.7)	0.3	(7.0)	(3.7)	—	(3.7)
Treatment and refining charges (ii)	1.7	—	1.7	1.0	—	1.0	4.0	—	4.0	3.1	—	3.1
Commercial and other costs	(0.1)	—	(0.1)	(0.2)	—	(0.2)	(0.2)	—	(0.2)	(0.6)	—	(0.6)
Overseas freight for Chapada Conc.	(0.6)	—	(0.6)	(0.3)	—	(0.3)	(1.6)	—	(1.6)	(1.1)	—	(1.1)
Total co-product cash cost	$210.5	$16.6	$193.9	$211.6	$—	$211.6	$603.4	$47.8	$555.6	$584.3	$—	$584.3
G&A, excl., shared-based compensation (iii)	19.9	1.7	18.2	18.5	—	18.5	55.4	5.0	50.4	48.7	—	48.7
Sustaining capital expenditures (iv)	44.3	5.0	39.3	62.1	—	62.1	119.8	10.8	109.0	152.4	—	152.4
Exploration and evaluation expense (iii)	3.1	0.1	3.0	3.0	—	3.0	10.1	0.2	9.9	9.3	—	9.3
Total co-product AISC	$277.8	$23.4	$254.4	$295.2	$—	$295.2	$788.7	$63.8	$724.9	$794.7	$—	$794.7
Commercial oz and lb produced	300,368		281,315	305,582		305,582	855,385		794,257	879,476		879,476
Commercial oz and lb sold	299,588		280,394	296,330		296,330	845,691		785,484	864,071		864,071
Cost of sales excl. DDA per oz and lb sold	$713		$699	$709		$709	$719		$713	$679		$679
DDA per oz and lb sold	$309		$314	$329		$329	$340		$348	$333		$333
Total cost of sales per oz and lb sold	$1,022		$1,013	$1,038		$1,038	$1,059		$1,062	$1,011		$1,011
Co-product cash cost per oz and lb produced	$701		$689	$692		$692	$705		$699	$665		$665
Co-product AISC per oz and lb produced	$925		$905	$966		$966	$922		$913	$904		$904

Co-product Cash Cost & AISC	For the three months ended Sep 30, 2017			For the three months ended Sep 30, 2016			For the nine months ended Sep 30, 2017			For the nine months ended Sep 30, 2016
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total Gold (incl.Brio Gold)	Brio Gold	Total Gold - Yamana Mines (v)	Total Gold (incl.Brio Gold)	Brio Gold	Total Gold - Yamana Mines (v)	Total Gold (incl. Brio Gold)	Brio Gold	Total Gold - Yamana Mines (v)	Total Gold (incl. Brio Gold)	Brio Gold	Total Gold - Yamana Mines (v)
Cost of sales excluding DDA (i)	$213.6	$39.7	$173.9	$210.1	$39.0	$171.1	$607.9	$117.5	$490.4	$586.6	$99.8	$486.8
DDA	92.6	10.5	82.1	97.4	13.9	83.5	287.3	35.8	251.5	287.3	40.5	246.8
Total cost of sales	$306.2	$50.2	$256.0	$307.5	$52.9	$254.6	$895.2	$153.3	$741.9	$873.9	$140.3	$733.6
DDA	(92.6)	(10.4)	(82.2)	(97.4)	(13.9)	(83.5)	(287.3)	(35.7)	(251.6)	(287.3)	(40.5)	(246.8)
Inventory movement	(4.1)	(2.1)	(2.0)	1.0	(1.5)	2.5	(6.7)	0.6	(7.3)	(3.7)	(0.4)	(3.3)
Treatment and refining charges (ii)	1.7	—	1.7	1.0	—	1.0	4.0	—	4.0	3.1	—	3.1
Commercial and other costs	(0.1)	—	(0.1)	(0.2)	—	(0.2)	(0.2)	—	(0.2)	(0.6)	—	(0.6)
Overseas freight for Chapada Conc.	(0.6)	—	(0.6)	(0.3)	—	(0.3)	(1.6)	—	(1.6)	(1.1)	—	(1.1)
Total co-product cash cost	$210.5	$37.7	$172.8	$211.6	$37.5	$174.1	$603.4	$118.2	$485.2	$584.3	$99.4	$484.9
G&A, excl., shared-based compensation (iii)	19.9	3.7	16.2	18.5	2.4	16.1	55.4	11.3	44.1	48.7	4.6	44.1
Sustaining capital expenditures (iv)	44.3	11.3	33.0	62.1	12.1	50.0	119.8	24.2	95.6	152.4	25.7	126.7
Exploration and evaluation expense (iii)	3.1	0.2	2.9	3.0	—	3.0	10.1	0.6	9.5	9.3	—	9.3
Total co-product AISC	$277.8	$52.9	$224.9	$295.2	$52.0	$243.2	$788.7	$154.3	$634.4	$794.7	$129.7	$665.0
Commercial oz and lb produced	300,368		257,455	305,582		259,506	855,385		717,709	879,476		740,291
Commercial oz and lb sold	299,588		256,359	296,330		248,773	845,691		710,090	864,071		723,184
Cost of sales excl. DDA per oz and lb sold	$713		$678	$709		$688	$719		$691	$679		$673
DDA per oz and lb sold	$309		$320	$329		$336	$340		$354	$333		$341
Total cost of sales per oz and lb sold	$1,022		$999	$1,038		$1,023	$1,059		$1,045	$1,011		$1,014
Co-product cash cost per oz and lb produced	$701		$672	$692		$671	$705		$676	$665		$655
Co-product AISC per oz and lb produced	$925		$874	$966		$937	$922		$884	$904		$898

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By-product Cash Cost & AISC	For the three months ended Sep 30, 2017			For the three months ended Sep 30, 2016			For the nine months ended Sep 30, 2017			For the nine months ended Sep 30, 2016
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper
Cost of sales excluding DDA (i)	$173.9	$15.3	$50.1	$171.1	$15.5	$35.7	$490.4	$39.2	$130.9	$486.8	$43.7	$114.7
DDA	82.2	6.1	9.4	83.5	8.3	6.4	251.6	16.4	22.1	246.8	23.4	23.3
Total cost of sales	$256.1	$21.4	$59.5	$254.6	$23.8	$42.1	$742.0	$55.6	$153.0	$733.6	$67.1	$138.0
DDA	(82.2)	(6.1)	(9.4)	(83.5)	(8.3)	(6.4)	(251.6)	(16.4)	(22.1)	(246.8)	(23.4)	(23.3)
Inventory movement	(2.2)	(0.3)	(7.1)	2.5	0.1	8.4	(7.6)	0.4	(2.6)	(3.3)	—	3.3
Treatment and refining charges (ii)	1.7	—	9.8	1.0	—	5.9	4.0	0.1	23.2	3.1	0.1	18.7
Commercial and other costs	(0.1)	—	(0.2)	(0.2)	—	(1.1)	(0.2)	—	(0.9)	(0.6)	—	(2.8)
Overseas freight for Chapada Conc.	(0.6)	—	(2.6)	(0.3)	—	(1.6)	(1.6)	—	(6.7)	(1.1)	—	(5.0)
By-product credits from Chapada copper revenue	(91.7)	(6.1)	—	(45.3)	(3.6)	—	(212.7)	(15.4)	—	(135.6)	(11.8)	—
Chapada copper co-product cash cost	46.6	3.4	(50.0)	43.7	3.6	(47.3)	134.0	9.9	(143.9)	118.5	10.4	(128.9)
Total by-product cash cost	$127.6	$12.3	$—	$172.5	$15.6	$—	$406.3	$34.2	$—	$467.8	$42.4	$—
G&A, excl., shared-based compensation (iii)	20.4	1.4	—	18.5	1.4	—	54.7	3.8	—	51.0	4.1	—
Sustaining capital expenditures (iv)	35.4	3.4	—	64.6	6.0	—	112.4	11.3	—	161.6	15.7	—
Exploration and evaluation expense (iii)	4.3	0.3	—	3.6	0.5	—	12.7	1.0	—	10.7	1.8	—
Total by-product AISC	$187.7	$17.4	$—	$259.2	$23.5	$—	$586.1	$50.3	$—	$691.1	$64.0	$—
Commercial oz and lb produced	257,455	1,431,211		259,505	1,592,526		717,709	3,833,718		740,292	5,082,200
Commercial oz and lb sold	256,359	1,512,476		248,773	1,544,478		710,090	3,861,911		723,184	4,985,004
Cost of sales excl. DDA per oz and lb sold	$678	$10.12		$688	$10.01		$691	$10.16		$673	$8.76
DDA per oz and lb sold	$320	$4.03		$336	$5.35		$354	$4.26		$341	$4.69
Total cost of sales per oz and lb sold	$999	$14.15		$1,023	$15.36		$1,045	$14.41		$1,014	$13.45
By-product cash cost per oz and lb produced	$496	$8.64		$665	$9.78		$566	$8.93		$632	$8.31
By-product AISC per oz and lb produced	$729	$12.24		$998	$14.73		$816	$13.14		$934	$12.39

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By-product Cash Cost & AISC	For the three months ended Jun 30, 2017			For the three months ended Mar 31, 2017			For the three months ended Dec 31, 2016			For the three months ended June 30, 2016			For the three months ended Mar 31, 2016			For the three months ended Dec 31, 2015
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper
Cost of sales excluding DDA (i)	$170.7	$12.2	$41.0	$145.8	$11.6	$39.9	$173.9	$16.9	$50.7	$170.1	$14.1	$44.5	$146.4	$13.8	$34.0	$167.8	$14.2	$45.9
DDA	87.9	5.3	7.1	81.5	5.0	5.6	82.5	8.4	10.9	83.9	7.7	9.8	79.3	7.4	7.2	96.6	9.8	11.7
Total cost of sales	$258.6	$17.5	$48.1	$227.3	$16.6	$45.5	$256.4	$25.3	$61.6	$254.0	$21.8	$54.3	$225.7	$21.2	$41.2	$264.4	$24.0	$57.6
DDA	(87.9)	(5.3)	(7.1)	(81.5)	(5.0)	(5.6)	(82.5)	(8.4)	(10.9)	(83.9)	(7.7)	(9.8)	(79.3)	(7.4)	(7.2)	(96.6)	(9.8)	(11.7)
Inventory movement	(7.2)	1.2	1.4	1.9	(0.4)	3.9	(3.4)	(0.5)	(1.4)	(6.6)	0.1	(7.0)	—	0.1	2.8	(0.2)	—	(6.6)
Treatment and refining charges (ii)	1.1	—	6.8	1.1	—	6.7	1.6	0.1	9.3	1.1	—	6.8	1.0	—	6.0	1.9	0.1	11.1
Commercial and other costs	—	—	(0.2)	(0.4)	—	(1.5)	(0.7)	—	(2.8)	(0.2)	—	(1.0)	(0.1)	—	(0.7)	(0.3)	—	(1.1)
Overseas freight for Chapada Conc.	(0.6)	—	(2.3)	(0.4)	—	(1.8)	(0.6)	—	(2.5)	(0.3)	—	(1.5)	(0.5)	—	(2.3)	(0.4)	—	(1.5)
By-product credits from Chapada copper revenue	(60.4)	(4.8)	—	(60.7)	(4.5)	—	(71.2)	(6.2)	—	(49.7)	(4.2)	—	(40.7)	(4.0)	—	(68.3)	(6.1)	—
Chapada copper co-product cash cost	43.3	3.4	(46.7)	44.1	3.1	(47.2)	49.0	4.3	(53.3)	38.5	3.3	(41.8)	36.3	3.5	(39.8)	43.9	3.9	(47.8)
Total by-product cash cost	$146.9	$12.0	$—	$131.4	$9.8	$—	$148.6	$14.6	$—	$152.9	$13.3	$—	$142.4	$13.4	$—	$144.4	$12.1	$—
G&A, excl., shared-based compensation (iii)	17.0	1.3	—	17.2	1.1	—	25.2	1.9	—	18.2	1.3	—	17.0	1.3	—	17.7	1.1	—
Sustaining capital expenditures (iv)	36.8	4.2	—	40.2	3.7	—	57.5	6.4	—	59.4	5.4	—	36.1	4.2	—	35.8	3.5	—
Exploration and evaluation expense (iii)	4.8	0.4	—	3.6	0.3	—	2.6	0.3	—	4.5	0.8	—	2.6	0.4	—	3.6	0.6	—
Total by-product AISC	$205.5	$17.9	$—	$192.4	$14.9	$—	$233.9	$23.2	$—	$235.0	$20.8	$—	$198.1	$19.3	$—	$201.5	$17.3	$—
Commercial oz and lb produced	244,608	1,323,399		215,646	1,079,108		268,787	1,627,051		237,400	1,687,644		243,385	1,802,029		277,515	1,857,469
Commercial oz and lb sold	236,050	1,255,538		217,681	1,093,897		274,197	1,619,208		238,922	1,684,432		235,489	1,756,094		282,638	1,784,819
Cost of sales excl. DDA per oz and lb sold	$723	$9.73		$670	$10.57		$634	$10.42		$712	$8.38		$621	$7.85		$594	$7.97
DDA per oz and lb sold	$372	$4.19		$375	$4.57		$301	$5.16		$351	$4.56		$337	$4.21		$342	$5.47
Total cost of sales per oz and lb sold	$1,096	$13.92		$1,044	$15.14		$935	$15.58		$1,063	$12.94		$958	$12.06		$935	$13.44
By-product cash cost per oz and lb produced	$601	$9.18		$610	$9.00		$553	$8.90		$644	$7.92		$585	$7.39		$521	$6.48
By-product AISC per oz and lb produced	$841	$13.63		$893	$13.71		$870	$14.18		$987	$12.42		$814	$10.67		$726	$9.29

(i)
Cost of sales includes non-cash items including the impact of the movement in inventory. Beginning January 1, 2016, the Company revised the presentation of the reportable cash costs and comparative balances have been restated to conform to the change in presentation adopted in the current period.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2015 - 80% copper and 20% gold and silver). TCRC’s are defined as treatment and refining charges.

(iii)
Chapada's general and administrative expense and exploration expense are allocated reflecting costs incurred on the related activities at Chapada. G&A and exploration expenses of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(iv)
Chapada's sustaining capital expenditures are allocated reflecting costs incurred on the related activities at Chapada. Sustaining capital expenditures of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(v)
Total Gold (from Yamana Mines) equals to "Total Gold" less Brio Gold Mines in this table. Information related to GAAP values of cost of sales excluding DDA, DDA and total cost of sales are derived from the Consolidated Statements of Operations and Note 19(b) Operating Segments, Information about Profit and Loss, to the Condensed Consolidated Interim Financial Statements.

(vi)
Quantities sold for the purpose of determining cost of sales per silver ounce sold exclude silver sales for Canadian Malartic, as silver is considered a by-product for the mine, and therefore all costs are allocated to gold production.

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NET DEBT

The Company uses the financial measure "Net Debt", which is a non-GAAP financial measure, to supplement information in its Condensed Consolidated Interim Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of Net Debt is provided below:

As at, (In millions of US Dollars)	September, 2017	December 31, 2016
Debt
Non-current portion	$1,642.5	$1,573.8
Current portion	110.0	18.6
Total debt	$1,752.5	$1,592.4
Less: Cash and cash equivalents	125.4	97.4
Net debt (i)	$1,627.1	$1,495.0

(i)	Beginning January 1, 2016, the Company revised the presentation of net debt and comparative balances have been restated to conform to the change in presentation adopted in the current period.

NET FREE CASH FLOW

The Company uses the financial measure "Net Free Cash Flow", which is a non-GAAP financial measure, to supplement information in its Condensed Consolidated Interim Financial Statements. Net Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflow of cash. The presentation of Net Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for advance payments pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period. A reconciliation of Net Free Cash Flow is provided below:

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars; unless otherwise noted)	2017	2016	2017	2016
Cash flows from operating activities before income taxes paid and net change in working capital	$171.5	$176.2	$423.6	$529.1
Income taxes paid	(5.2)	$(3.2)	(17.3)	(50.4)
Payments made related to the Brazilian tax matters	(30.5)	—	(30.5)	—
Cash flows from operating activities before net change in working capital	$135.8	$173.0	$375.8	$478.7
Net change in working capital	14.0	5.6	(50.1)	9.8
Cash flows from operating activities	$149.8	$178.6	$325.7	$488.5
Add: Payments made related to the Brazilian tax matters	30.5	—	30.5	—
Add: Other cash payments	6.0	—	6.0	—
Less: Non-discretionary items related to the current period
Sustaining capital expenditures	(50.1)	(83.3)	(147.7)	(203.2)
Interest and finance expenses paid	(19.2)	(17.0)	(69.5)	(65.9)
Net free cash flow	$117.0	$78.3	$145.0	$219.4

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AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement in its Condensed Consolidated Interim Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound. Reconciliations of average realized metal prices to revenue are provided below:

	2017				2016
For the three months ended September 30, (In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$493.4	$378.6	$26.2	$88.6	$464.3	$393.1	$30.1	$41.1
Treatment and refining charges of gold and copper concentrate	11.5	1.7	—	9.8	6.9	1.0	—	5.9
Sales taxes	5.0	2.6	—	2.4	4.1	2.7	—	1.4
Metal price adjustments related to concentrate revenue	4.8	—	—	4.8	(2.0)	(0.8)	—	(1.2)
Other adjustments	(0.1)	(0.1)	0.1	(0.1)	0.1	0.1	—	—
Gross revenue	$514.6	$382.8	$26.3	$105.5	$473.4	$396.1	$30.1	$47.2

Commercial gold/silver ounces, million pounds of copper sold		299,588	1,574,943	36.5		296,330	1,544,478	22.1
Revenue per gold/silver ounce, pound of copper sold		$1,264	$16.64	$2.43		$1,327	$19.47	$1.86
Average realized price per gold/silver ounce, pound of copper sold		$1,278	$16.66	$2.89		$1,337	$19.53	$2.14

	2017				2016
For the nine months ended September 30, (In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$1,325.0	$1,051.4	$68.3	$205.3	$1,303.3	$1,085.1	$84.4	$133.8
Treatment and refining charges of gold and copper concentrate	27.3	4.0	0.1	23.2	21.9	3.1	0.1	18.7
Sales taxes	13.0	8.1	—	4.9	11.6	7.2	0.3	4.1
Metal price adjustments related to concentrate revenue	(0.4)	(0.8)	—	0.4	(7.8)	(1.6)	—	(6.2)
Other adjustments	(0.6)	(0.4)	—	(0.2)	(0.2)	(0.4)	—	0.2
Gross revenue	$1,364.3	$1,062.3	$68.4	$233.6	$1,328.8	$1,093.4	$84.8	$150.6

Commercial gold/silver ounces, million pounds of copper sold		845,691	4,043,957	86.9		864,071	4,985,004	70.7
Revenue per gold/silver ounce, pound of copper sold		$1,243	$16.89	$2.36		$1,256	$16.94	$1.89
Average realized price per gold/silver ounce, pound of copper sold		$1,256	$16.92	$2.69		$1,266	$17.00	$2.13

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ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following line items and subtotals in the financial statements as contemplated in IAS 1 Presentation of Financial Statements:

•
Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.

•	Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•
Operating earnings — represents the amount of earnings before net finance income/expense and income tax recovery/expense. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.

•
Cash flows from operating activities before income taxes paid and net change in working capital — excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.

•
Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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14.    SELECTED QUARTERLY FINANCIAL AND OPERATING SUMMARY

For the three months ended	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,
(In millions of US Dollars, unless otherwise noted)	2017	2017	2017	2016
Financial results
Revenue (i)	$493.4	$428.1	$403.5	$484.4
Mine operating earnings	$106.4	$55.2	$59.5	$(639.3)
Net earnings/(loss) from continuing operations	$38.3	$(36.8)	$(5.9)	$(355.4)
Net earnings/(loss)	$38.3	$(36.8)	$(5.9)	$(368.0)
Cash flows from operating activities from continuing operations	$149.8	$124.6	$51.3	$163.0
Cash flows from operating activities before income taxes paid and net change in working capital (ii)	$171.5	$126.5	$125.6	$161.2
Cash flows from operating activities before net change in working capital (ii)	$135.8	$122.8	$117.2	$147.7
Cash flows to investing activities from continuing operations	$(179.8)	$(82.3)	$(114.0)	$(119.5)
Cash flows from/(to) financing activities operations from continuing operations	$19.5	$(11.5)	$70.4	$(187.7)
Per share financial results
Net earnings/(loss) per share from continuing operations attributable to Yamana equityholders
Basic and diluted	$0.05	$(0.04)	$(0.01)	$(0.38)
Weighted average number of common shares outstanding - Basic (in thousands)	948,254	948,116	947,901	947,647
Weighted average number of common shares outstanding - diluted (in thousands)	948,254	948,116	947,901	947,647
Financial position
Cash and cash equivalents	$125.4	$132.3	$105.9	$97.4
Total assets	$8,993.3	$8,868.7	$8,850.4	$8,801.7
Total non-current liabilities	$3,679.2	$3,713.4	$3,707.8	$3,746.6
Production - Gold
Gold ounces produced - attributable (iii)	281,315	275,437	257,533	319,265
Discontinued operations - gold ounces	—	—	23,023	—
Total gold ounces produced	281,315	275,437	280,556	319,265
Total cost of sales per gold ounce sold (ii)	$1,022	$1,105	$1,038	$1,004
Co-product cash costs per gold ounce produced - Attributable (ii)(iii)	$689	$696	$712	$667
Co-product cash costs per gold ounce produced - Yamana mines (ii)(iii)	$672	$671	$687	$635
By-product cash costs per gold ounce produced - Yamana mines (ii)(iii)	$496	$601	$610	$553
Co-product AISC per gold ounce produced - Attributable (ii)(iii)	$905	$899	$936	$928
Co-product AISC per gold ounce produced - Yamana mines (ii)(iii)	$874	$869	$912	$892
By-product AISC per gold ounce produced - Yamana mines (ii)(iii)	$729	$841	$893	$870
Production - Silver
Silver ounces produced (iii)	1,431,211	1,323,399	1,079,108	1,627,051
Discontinued operations - silver ounces	—	—	—	—
Total silver ounces produced	1,431,211	1,323,399	1,079,108	1,627,051
Total cost of sales per silver ounce sold (ii)	$14.15	$13.92	$15.36	$15.58
Co-product cash costs per silver ounce produced (ii)(iii)	$10.53	$10.19	$10.36	$10.07
By-product cash costs per silver ounce produced (ii)(iii)	$8.64	$9.18	$9.00	$8.90
Co-product AISC per silver ounce produced (ii)(iii)	$13.70	$14.04	$14.24	$14.48
By-product AISC per silver ounce produced (ii)(iii)	$12.24	$13.63	$13.71	$14.18
Production - Other
Chapada concentrate production (tonnes)	70,090	54,342	51,589	68,375
Chapada copper contained in concentrate (millions of pounds)	37.1	29.1	26.5	36.9
Total cost of sales per pound of copper sold (ii)	$1.63	$1.91	$1.81	$1.80
Chapada co-product cash costs per pound of copper produced	$1.35	$1.61	$1.78	$1.44
Chapada co-product AISC per pound of copper produced (ii)(iii)	$1.84	$1.84	$2.13	$2.13
Sales included in revenue
Gold (ounces)	299,588	278,187	267,916	324,197
Silver (millions of ounces)	1.6	1.3	1.2	1.6
Chapada concentrate (tonnes)	74,394	52,643	50,626	68,477

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Chapada payable copper contained in concentrate (millions of pounds)	36.5	25.2	34.2	34.2
Revenue per ounce / pound
Gold - per ounce	$1,264	$1,255	$1,196	$1,196
Silver - per ounce	$16.64	$16.85	$17.11	$17.11
Copper - per pound	$2.43	$2.27	$2.02	$2.02
Average realized prices
Gold - per ounce (i)	$1,278	$1,268	$1,210	$1,210
Silver - per ounce (i)	$16.66	$16.89	$17.17	$17.17
Copper - per pound (i)	$2.89	$2.52	$2.48	$2.48

For the three months ended	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,
(In millions of US Dollars, unless otherwise noted)	2016	2016	2016	2015
Financial results
Revenues (i)	$464.3	$438.0	$400.9	$439.1
Mine operating earnings	$91.0	$54.3	$79.0	$49.3
Net (loss)/earnings from continuing operations	$(2.1)	$30.3	$36.1	$(1,448.7)
Net (loss)/earnings	$(11.8)	$34.8	$36.4	$(1,842.1)
Cash flows from operating activities from continuing operations	$178.6	$192.7	$116.3	$296.9
Cash flows from operating activities before income taxes paid and net change in working capital (ii)	$176.2	$200.2	$151.6	$309.4
Cash flows from operating activities before net change in working capital (ii)	$173.0	$189.5	$115.2	$294.3
Cash flows to investing activities from continuing operations	$12.9	$(120.6)	$(139.7)	$(144.7)
Cash flows (to)/from financing activities operations from continuing operations	$(33.3)	$(108.7)	$22.0	$(168.2)
Per share financial results
(Loss)/earnings per share from continuing operations attributable to Yamana equityholders
Basic and diluted	$0.00	$0.03	$0.04	$(1.53)
Weighted average number of common shares outstanding - basic (in thousands)	947,590	947,346	947,173	946,773
Weighted average number of common shares outstanding - diluted (in thousands)	948	948,096	947,670	946,773,031
Financial position
Cash and cash equivalents	$243.6	$93.4	$124.6	$119.9
Total assets	$9,564.5	$9,532.9	$9,584.0	$9.5
Total non-current liabilities	$4,124.0	$4,098.7	$4,178.6	$4,111.4
Production - Gold
Commercial gold ounces produced - attributable (iii)	305,581	290,137	283,757	277,515
Discontinued operations - gold ounces	23,023	22,948	24,304	20,407
Total gold ounces produced	328,604	313,085	308,061	337,201
Total cost of sales per gold ounce sold (ii)	$1,038	$1,056	$939	$970
Co-product cash costs per gold ounce produced - Attributable (ii)(iii)	$692	$698	$601	$609
Co-product cash costs per gold ounce produced - Yamana mines (ii)(iii)	$671	$692	$603	$601
By-product cash costs per gold ounce produced - Yamana mines (ii)(iii)	$665	$644	$585	$521
Co-product AISC per gold ounce produced - Attributable (ii)(iii)	$965	$958	$785	$773
Co-product AISC per gold ounce produced - Yamana mines (ii)(iii)	$936	$969	$791	$773
By-product AISC per gold ounce produced - Yamana mines (ii)(iii)	$998	$987	$814	$726
Production - Silver
Commissioning silver ounces produced from continuing operations (iii)	1,592,526	1,687,644	1,802,029	1,857,469
Discontinued operations - silver ounces	98,995	103,262	124,620	102,116
Total silver ounces produced	1,691,521	1,790,906	1,926,649	1,959,586
Total cost of sales per silver ounce sold (ii)	$15.36	$12.94	$12.06	$12.93
Co-product cash costs per silver ounce produced (ii)(iii)	$9.79	$8.47	$7.68	$7.71
By-product cash costs per silver ounce produced (ii)(iii)	$9.78	$7.92	$7.39	$6.48
Co-product AISC per silver ounce produced (ii)(iii)	$13.79	$12.18	$10.44	$9.93
By-product AISC per silver ounce produced (ii)(iii)	$14.73	$12.42	$10.67	$9.29
Production - Other
Chapada concentrate production (tonnes)	56,100	43,720	48,138	70,255

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Chapada copper contained in concentrate production (millions of pounds)	29.6	23.2	25.9	36.6
Total cost of sales per pound of copper sold (ii)	$1.91	$2.09	$1.81	$1.42
Chapada co-product cash costs per pound of copper produced	$1.60	$1.80	$1.54	$1.31
Chapada co-product AISC per pound of copper produced (ii)(iii)	$1.80	$2.15	$2.43	$1.85
Sales included in revenue
Gold (ounces)	296,330	291,152	276,589	282,638
Silver (millions of ounces)	1.5	1.7	1.8	1.8
Chapada concentrate (tonnes)	47,604	52,735	48,364	74,538
Chapada payable copper contained in concentrate (millions of pounds)	222.1	26.0	22.7	38.6
Revenue per ounce / pound
Gold - per ounce	$1,327	$1,256	$1,179	$1,051
Silver - per ounce	$19.47	$16.72	$14.92	$14.35
Copper - per pound	$1.86	$1.7	$2.14	$1.73
Average realized prices
Gold - per ounce (i)	$1,337	$1,267	$1,189	$1,102
Silver - per ounce (i)	$19.53	$16.83	$14.93	$14.65
Copper - per pound (i)	$2.14	$2.12	$2.12	$2.26

(i)	Revenue consists of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(ii)
A cautionary note regarding non-GAAP financial measures is included in Section 13: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this Management’s Discussion and Analysis.

(iii)	Balances are from continuing operations.

15.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;

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•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended September 30, 2017, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between September 30, 2017 and December 31, 2016 and results of operations for the periods ended September 30, 2017 and September 30, 2016.

This Management’s Discussion and Analysis has been prepared as of October 25, 2017. The Condensed Consolidated Interim Financial Statements prepared in accordance with IAS 34 follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto as of and for the three and nine months ended September 30, 2017 (collectively the “Financial Statements”). You are encouraged to review the financial statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2016 and the most recent Annual Information Form for the year ended December 31, 2016 on file with the Securities Commissions of all of the provinces in Canada, which are included in the 2016 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected

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in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, the impact of the proposed new mining law in Brazil and the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso and the Mexican peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2016 and other continuous disclosure documents filed by the Company since January 1, 2017 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources

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may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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